8/6

02049074

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sky Perfect Communications Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

FILE NO. 82- 5713 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 8/6/02

Premium Content and Multi-Platform — the Next Stage



ANNUAL REPORT 2002

Year ended March 31, 2002

SKY Perfect Communications Inc.

PROFILE

SKY Perfect Communications Inc. (the "Company") was originally founded in 1994 as JMC Planning, Inc., the platform provider of PerfecTV!, Japan's first communications satellite (CS) digital broadcasting service. In 1998, the Company merged on equal terms with a competitor, Japan Sky Broadcasting Co., Ltd.("JSkyB"). In September 2000, another competitor, DirecTV Japan, terminated its service, followed by migration of 322 thousand subscribers. The Company listed its shares on the MOTHERS market of the Tokyo Stock Exchange in October 2000. Since the Company announced the acquisition of CS exclusive broadcasting rights for 2002 FIFA World Cup Korea/Japan™ (the "World Cup") in September 2000, subscribers increased steadily and total number of subscribers topped over 3 million in February 2002. For the fiscal year ended March 31, 2002, the Company and its subsidiaries (the "Companies") had operating revenues of ¥59,433 million. The Company is launching CS 110-degree broadcasting service, SKY PerfecTV!2 , from July 2002. Leveraging its growing SKY PerfecTV! operating base, the Company intends to steadily implement its contents aggregator and multi-platform business strategy.



Forward Looking Statements

Forward looking statements made in this annual report concerning performance or business strategies have been determined according to assumptions and beliefs based on information available at the time and contain elements of risk and uncertainty.

CONTENTS

Consolidated Financial Highlights....1
SKY Perfect Communications Inc. is No.1 platform provider of CS digital broadcasting in Japan....2
To Our Shareholders....4
Interview with the CEO....6
Our New Businesses....12
SKY PerfectTV! Platform....14
The Broadcasting Industry in Japan....17
Board of Directors....18
Financial Section
Selected Financial Data....19
Management's Discussion and Analysis of Financial Condition and Results of Operations....20
Independent Auditors' Report....29
Consolidated Financial Statements....30
Notes to Consolidated Financial Statements....35
Corporate Data and Investor Information....45

Consolidated Financial Highlights

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
For the year ended March 31:				
Revenues	¥ 30,635	¥ 48,681	¥ 59,433	$ 447,875
Operating expenses	48,193	66,806	68,657	517,385
Operating loss	17,558	18,125	9,224	69,510
Loss before income taxes	18,732	18,639	9,668	72,856
Income taxes–current	25	–	–	–
Net loss	18,757	18,639	9,668	72,856
Net loss per share–basic and diluted (¥/$)	22,390.56	9,246.71	4,321.61	32.57
At the year ended March 31:				
Total assets	76,847	152,593	154,519	$1,164,424
Total shareholders' equity	11,957	114,428	105,100	792,012

	2000	2001	2002	2002
ARPU (Average revenue per subscriber per month):				
Subscription fees per subscriber (¥/$)	4,644	4,521	4,214	31.76
Subscription-related revenues per subscriber (¥/$)	1,439	1,516	1,509	11.37
Number of channels:				
Total	271	291	283	
Television	165	185	179	
Radio	106	106	104	
Number of subscribers (thousands):				
Total subscribers	1,790	2,618	3,042	
DTH (Direct To Home) subscribers	1,488	2,220	2,610	
Annualized churn rate (%)	6.7	9.8	8.6	

1) U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥132.70 = U.S.$1, the approximate foreign exchange market rate as of March 31, 2002.

2) Our fiscal year ends March 31. We refer to the fiscal year ended March 31, 2002 throughout this Annual Report as fiscal 2001 or the 2001 fiscal year. We refer to other fiscal years in a corresponding manner.

Number of Subscribers
(thousands)



1,009
1,790
2,618
3,042
'99
'00
'01
'02

Revenues
(¥ millions)



17,556
30,635
48,681
59,433
'99
'00
'01
'02

Net Loss
(¥ millions)



18,871
18,757
18,639
9,668
'99
'00
'01
'02

Shareholders' Equity
(¥ millions)



114,428
105,100
11,957
'99
'00
'01
'02
△20,761


Satellite Operators
JCSAT-3
JCSAT-4A
N-SAT-110
Cable Television Operators
CATV Customers
DTH
Broadcasters
Broadcast Programs
Broadcast Programs
SKY PerfecTV!
Media Centers
SKY PerfecTV! Subscribers
SKY PerfecTV!2 Subscribers

Penetration compared with similar companies


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
SKY PerfecTV!
3.19 million subscribers
(6.8% penetration) as of
the end of May, 2002
DirecTV-US
EchoStar
WOWOW
SKY PerfecTV!
Months after start of service
PerfecTV!
Established in October 1996
JSkyB
Merged in May 1998
DirecTV Japan
Subscriber migration (322 thousand)
12
21
30
39
48
57
66
75
84
93
102
111
120
129
Months after start of service

SKY Perfect Communications Inc.

is No.1 platform provider of
CS digital broadcasting

in Japan

The broadcasting platform that we operate is called SKY PerfecTV! and SKY PerfecTV!2

Platform Provider

A multichannel broadcasting service requires consolidation of the programming or multiple channels of many broadcasters into a single service, facilities for digitizing and uplinking programming and for subscriber management, and promotional activities to attract subscribers. The platform provider integrates these functions, acting as a bridge between the broadcasters and the satellite operators.

Broadcasters

Broadcasters are companies that have obtained broadcasting licenses or registered for use on communications satellites from the Ministry of Public Management, Home Affairs, Posts and Telecommunications. They provide the programming for channels.

Satellite Operators

SKY PerfecTV! has satellite operators, such as JSAT Corporation ("JSAT"). Satellite operators own and operate satellites and transmit the programming of broadcasters to subscribers.

To Our Shareholders

Total Subscribers Top 3 Million, Profitability Just Around the Corner

SKY PerfecTV!'s increasingly subscriber-captivating CS digital broadcasts are steadily expanding the scope of our subscriber base in Japan. We have been focusing our efforts on quickly expanding the number of direct to home ("DTH") subscribers to 3 million or total subscribers to 3.5 million, the point at which we expect to begin earning profits. During the 2001 fiscal year, we signed up 599 thousand new DTH subscribers. Net of subscription cancellations, we added 391 thousand DTH subscribers, bringing the total number of DTH subscribers at the end of March 2002, to 2,610 thousand. Including institutional and provisional subscribers, the total number of subscribers at the end of March 2002 reached 3,042 thousand, resulting in a 6.6% penetration of Japanese households. Subscriber growth did suffer somewhat due to a cooling-off in consumer purchasing sentiment under the impact of the terrorist attacks on the United States in September. However, this effect was more than offset by the approximately 120% growth in subscribers acquired through home appliance stores etc., resulting in firm subscriber base expansion overall.



Moreover, our churn rate, an important business indicator, improved from 9.8% to 8.6%. Compared with similar services overseas, such as the U.K.'s BSkyB and the U.S.'s DirecTV, our single-digit churn rate is lower.

Average revenue per subscriber ("ARPU") continued its downward trend, falling to ¥4,214 in the 2001 fiscal year. Among other factors, the decline can be attributed to the deflationary trend in Japan and a fall in the viewing fees charged by broadcasters. However, by putting the brakes on ARPU decline through the introduction of our new Basic Pack and by increasing revenues from our own content channels, we held the decline in our average subscription-related revenue per subscriber to a small amount.

Subscriber acquisition cost per subscriber ("SAC") climbed due to the factors including greater advertising and promotion expenses in the build up to the World Cup. But total expenses for subscriber acquisition reduced due to the lack of DirecTV migration expenses.

Consolidated revenues advanced ¥10,752 million, to ¥59,433 million. Consolidated operating loss decreased ¥8,901 million compared with the previous fiscal year, to ¥9,224 million while consolidated net loss amounted to ¥9,668 million, an ¥8,971 million improvement from the previous fiscal year.

Moving into the Black... and Starting to Recover Accumulated Losses

Based on the impact of our World Cup and other promotional campaigns, we expect further growth in the number of subscribers: it is now almost certain that we will reach our profit turnaround point of 3 million DTH subscribers in the second half of the 2002 fiscal year. Unfortunately, our net loss will likely expand in the 2002 fiscal year due to the lump sum write off of content acquisition and other expenses related to our Word Cup campaign and to investment in the establishment of Data Network Center Corporation ("DNCC") to manage our subscriber base and in the start up of CS 110-degree broadcasting services, which will get fully under way from July 2002. Nevertheless, even if SAC remains at current levels, we expect to earn a profit in the 2003 fiscal year.

Of course, turning a profit on an annual basis is only the first step. The most important issues facing management are maintaining our position as the dominant player in the platform provider business amid the turbulent changes in the media sector and recovering the Company's more than ¥100 billion in accumulated losses on the way to further growth as a highly profitable company. Therefore, our most urgent task is to earn the necessary profit to recover our accumulated losses and to boost our profitability to reach that point as soon as possible.

Looking at our business model, it is not impossible for the Company to achieve income before income taxes of ¥20 billion to ¥30 billion within a few years of moving into the black.

To Our Shareholders

To increase the transparency of our management, we have actively introduced various measures that contribute to corporate governance. For example, because some of our major shareholders are leading companies in related business fields, we have established a candidate advisory committee to make the director selection process transparent, thereby ensuring that the Company maintains its independence and is not influenced by the desires of specific shareholders. We also have set up a director remuneration committee to ensure fair determination and disclosure of the compensation directors receive.

Although we have not been able to pay dividends since we publicly listed our shares, now that profitability is finally in sight, we are committed to recovering our accumulated losses as soon as possible.

The media environment is undergoing rapid transformations as well as fusion of existing media. In response, we intend to leverage the corporate resources and know-how that we have accumulated as a pioneer in the field to boost our corporate worth by positioning ourselves as a core player in the evolving digital media industry based on our multi-platform operations. In meeting these challenges, we look forward to the continued encouragement and support of our shareholders.

Yasushi Hosoda
President and CEO
SKY Perfect Communications Inc.

June 28, 2002

Interview with the CEO

President Hosoda talks of wanting the Company to portray the image of an energetic company that enjoys challenges...of a young company combining the youth of its employees with superior content to successfully operate a promising pay platform business in the digital era.

In the following interview, President Hosoda explains his view of the Company,
focused principally on management issues and related strategies.

Question

Can you tell us specifically how you intend to raise the profitability of your core platform provider business to recover accumulated loss as quickly as possible?

Answer

We have measures in the aspects of both revenues and costs.

To expand earnings, the main issues are the acquisition of new subscribers, keeping the churn rate down and managing the costs of those activities. Among the expenses, such as subsidies to set-top box manufacturers, and commissions and incentives to set-top box retailers ("sales incentives") and advertising and promotion, that are included in a platform provider's SAC, sales incentives have had the greatest impact on our profitability. During the 2001 fiscal year, the increase in SAC can be attributed to the growth in advertising expenses related to the World Cup and to the decline in the numbers of subscribers coming over from DirecTV Japan—an extraordinary factor in the growth of subscribers in the previous fiscal year. Currently, the factory shipment cost of a set-top box has decreased. Consequently, the role of sales incentives in acquiring subscribers has been declining for several years.

ARPU was ¥4,214 in the 2001 fiscal year, compared with ¥4,521 a year before. Various factors are thought to have contributed to this decline, including the broadening of the subscriber base, the deflationary trend in Japan, and the reducing of subscription fees for premium channels by broadcasters. In combination with increased subscription fee based revenues from broadcasting our own content, we held the decline in subscriber-related revenue per subscriber to a minimum. To cope with the falling ARPU, we are increasing subscriber-related revenue per subscriber by improving and expanding our own content.

We introduced our new Basic Pack for channel selection in November 2001, and by the end of March 2002, more than 260 thousand subscribers had signed up. We expect this shift to our new Basic Pack to progress further due to various promotional measures. Recent surveys clearly show that the introduction of Basic Pack has had a positive effect on ARPU, and we have high expectations that ARPU will begin to improve along with increased Basic Pack sign-ups.

Subscription Fees per Subscriber (¥)



4,581
4,587
4,523
4,420
4,351
4,286
4,166
4,074
114
142
121
142
153
153
163
164
566
544
547
507
478
479
478
473
3,611
3,611
3,466
3,381
3,330
3,264
3,135
3,047
290
290
390
390
390
390
390
390
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Revenues from Own Contents
Pay Per View Fee
Monthly Fee
Basic Fee

Subscriber-related Revenue per Subscriber (¥)



1,461
1,491
1,544
1,549
1,542
1,527
1,504
1,468
114
142
121
142
163
164
66
71
71
68
64
64
65
67
991
987
963
949
935
920
886
848
290
290
390
390
390
390
390
390
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Revenues from Own Contents
Pay Per View Fee
Monthly Fee
Basic Fee

Expanding our own content will also lead to a change in our earnings structure. In the past we have broadcasted a variety of our own content on a subscription fee basis and sub-licensed it to other broadcasters. In addition, our own content has contributed to acquiring and keeping subscribers. Because most of our revenues in the past have been commission fees from broadcasters, we have had difficulty in expanding commission fee revenues under the declining trend in ARPU. By increasing the proportion of our own content, we are seeking to achieve revenue growth based on subscription fees from our own channels as well as commission fees. In the United Kingdom, BSkyB has been successful based on this business model. There is some concern that this business model will put pressure on the revenues of broadcasters using our platform, but we believe that by increasing our superior content and making SKY PerfecTV! even more attractive to current and potential subscribers, the number of subscribers will increase and broadcasters will also benefit.

In the past we were prevented from using this business model by regulations including the rules restricting excessive concentration within mass media. However, because of the liberalization of the laws and regulations governing the broadcasting industry, the necessary conditions for implementing this business model are now in place.

Question

Effective January 2002, the Company transferred its subscriber management business to DNCC, a consolidated subsidiary. Would you explain the advantages of this transfer and the impact on expenses?

Answer

The maximum capacity of our previous subscriber management system was 4 million subscribers, and we were eventually going to upgrade it. Along with the transfer to DNCC, we doubled the capacity of the system. Also, we upgraded the system which can react to various subscribers' needs. The capital investment for the upgrade was borne by the NTT Group, which holds a 49% stake in DNCC. However, our costs will also rise for the time being in the form of sub-contract fees for this investment.

Currently, DNCC cannot take full advantage of its expanded capacities because over 90% of its revenues come from transactions with the Company. However, if, along with growth in our subscriber base, DNCC receives more commissioned business from existing contracts with Star Channel Inc. and BS Fuji Inc. as well as new contracts, it would be able to benefit from economies of scale.

Positioning of DNCC's Subscriber Management and Interactive Support Services in Satellite Broadcasting



CS
BS
Satellite
JSAT
SCC
BSAT
Content
124°/128° Broadcasters
110° Broadcasters
BS Broadcasters (StarChannel)
BS Broadcasters (BS Fuji)
BS Broadcasters (Other commercial broadcasters)
Platform Commission
Marketing Organization
SKY PerfecTV!
ep
PLAT ONE
Subscriber management fee
CAS fee
Subscriber management fee
CAS fee
Subscriber management and TMS fee
WOWOW
NHK
Subscriber Management and Interactive Services
DNCC
None
System-use fee
SMS/ CSS/ TMS
NTT-MC
CAS
SPTV (SPTV-CAS)
B-CAS (BS-CAS)

*Companies in pink squares are provided services by DNCC.
SMS: Subscriber Management System
CSS : Customer Support System
TMS: Transaction Management System
CAS : Conditional Access System

Question

There is a great deal of apprehension about the churn rate for subscribers who signed up during the World Cup campaign after the event is over. What is your view of this issue?

Answer

Our main objective in acquiring the broadcasting rights to the World Cup was to heighten public awareness of the Company through the broadcasting of all games of the World Cup held in Korea and Japan. Since we announced the acquisition of broadcasting rights of the World Cup on September 2000, this has been almost accomplished. However, using the event as an opportunity to acquire more subscribers was also an important goal, and we are carefully monitoring the trend. In fact, the number of subscriber additions at April and May 2002 just before the World Cup was much larger than usual.

On the other hand, we do not expect a large percentage of subscribers who joined us during the World Cup campaign to cancel their subscriptions after the event is over. According to a survey, at the end of fiscal 2001, approximately 21% of new subscribers signed up because of our World Cup promotion campaign. What we have also discovered is that, in fact, the ARPU of these subscribers is higher than other subscribers. In other words, although they may have signed up to view the World Cup games, these subscribers have become interested in our other content. For that reason, we are predicting that there will not be a rush of service cancellations by these subscribers even after the World Cup has finished.

Those who subscribed to our services because they love soccer will likely continue to be attracted to our soccer-related content after the World Cup. Similar to Hidetoshi Nakata's activities in Italy's Serie A League since the World Cup was held in France, we expect other Japanese professional soccer players to move overseas after the World Cup. And there will most certainly be new superstars born during the event from the Japanese and other teams. Fans will be able to follow these players wherever they go because our soccer-related content covers most of the major professional soccer leagues in the world. Even after the World Cup, our soccer-related content will become more and more popular.

Churn after 2002 FIFA World Cup™
— Motives of Subscription and Actual Channel Selection after Subscription

- Motive of subscription is mainly sports but actual channel selection tends to be divided into various channels.
- Subscribers can enjoy various channels even after the World Cup.

Motives of Subscription



Others
16%
Multi-channel
10%
Attractive
Contents
74%

*Based on the sampling of 500 people at fixed point

Comparison of Genre of Motives and Actual Selection



2%
3%
7%
3%
10%
9%
10%
56%
11%
12%
0%
12%
18%
14%
14%
19%
Others
Hobby & Utility
Education & Qualification
News & Documentary
Entertainment
Music
Movies
Sports
Genre of Motives
Genre of Actual Selection

* Others are including "Life & Local Information" "Foreign Language Broadcasting" "Adult Entertainment"

* Percentage of "Qualification & Education" are small because most of them are offered by free.

Question

Can you shed some light on how you will be positioning CS 110-degree broadcasting services ?

Answer

To start with, we do not see our CS 110-degree broadcasting services (SKY PerfecTV! 2) as competing with our CS 124/128-degree broadcasting services.

Our existing CS 124/128-degree broadcasting services offer close to 300 channels that cover a wide selection of specialty channels, such as public-managed racing, adult entertainment and radio. On SKY PerfecTV! 2, our CS 110-degree broadcasting service, we will be offering about 100 channels, including broadcasts by another platform, PLAT ONE. Although regulations on CS broadcasting have been liberalized somewhat, CS 110-degree broadcasting services are still fully regulated in some aspects including its contents by Broadcast Law. In light of these restrictions, we are positioning SKY PerfecTV! 2 as an introduction to multichannel viewing.

Different viewers who have particular preferences and want highly specialized programming such as horseracing will find our current CS broadcasting services highly convenient. The set-top box is inexpensive and the degree of freedom in channel selection is high. Because of the high demand for such services, our existing CS services will likely continue to expand because they meet those needs precisely.

I also see our SKY PerfecTV! 2 as having great significance in the medium- and long-term. The BS 110-degree service with the same CAS (Conditional Access System) as SKY PerfecTV! 2 carries programming by Nihon Hoso Kyokai ("NHK") and the major commercial TV stations. Because of the mass market potential, consumer electronics companies have begun selling television sets with internal tuners for CS 110-degree broadcasting services. Given these conditions, our SKY PerfecTV! 2 can probably attract subscribers by offering an environment that caters to viewers who do not have a strong preference for specialized content and viewers who do not specifically want multichannel programming.

It is possible that to start with SKY PerfecTV! 2 will be competing with our existing CS broadcasting services, but I believe that offering two different formats will lead to substantial penetration of the overall multichannel market.

Furthermore, I expect CS 110-degree broadcasting services to have superior profitability because SAC should be lower than our existing CS services due to the use of the same set-top boxes as the BS digital service.

We start SKY PerfecTV! 2 on July 1, 2002, offering a Basic Pack containing 26 channels for ¥2,600. From the point of view of our channel lineup as well as our experience in the pay-based broadcasting market, I am confident of our advantageous position in this service.

• The number of channels No. 1 in Japan
• Many specialized channels

CS 124/128°
SKY PerfecTV!

Movie	33ch
Music	12ch
Sports	20ch
Entertainment	25ch
News & Documentary	15ch
[illegible]	[illegible]
[illegible]	[illegible]
Education & Qualifications	[illegible]
Foreign Language Broadcasting	[illegible]
Public-Managed Racing	[illegible]
Adult Entertainment	[illegible]
Promotion	1ch
Digital Radio	104ch

High function data services are offered as SKY PerfecTV! PLUS in Public-Managed Racing and Sports.

Total	TV	179ch
	Digital Radio	104ch
SKY PerfecTV!	Basic Pack Over 35ch 2,990yen/month	

Existing popular channels
(35 duplicated channels) +
New channels and data broadcasting

CS 110°
SKY PerfecTV! 2

Movie	7ch
Music	3ch
Sports	10ch
Entertainment	15ch
News & Documentary	6ch
Promotion/Information(free of charge)	5ch
Shopping (free of charge)	3ch
Data Broadcasting (free of charge)	7ch
Undetermined	2ch
Total TV • Data	58ch
SKY PerfecTV! 2 Pack 26ch	2,600yen/month

As of March 31, 2002

Question

The Company's medium- to long-term growth strategy hinges on its Contents Aggregator and Multi-Platform Strategy. Can you describe this concept in more detail?

Answer

Through our contents aggregator strategy, we have gathered a variety of content under the SKY PerfecTV! brand, and this has assured our market advantage. Although we do believe that superior content is our most valuable asset, we have not indiscriminatingly acquired content across the board. Among our sports content, soccer and major league baseball are good examples of that fact. Our Serie A Italian soccer and English Premiership League broadcasts; our Major League Baseball ticket pack, which allows subscribers to select the games of individual teams; and martial arts events, such as PRIDE, have become key-driver content for the Company. We have acquired this subscriber-captivating content while closely monitoring the performance of our investments based on the key words "selective and focused."

We plan to continue to expand and improve our content in such sports content as soccer, baseball, martial arts events (PRIDE), rugby and golf; music-related programming, such as live concerts; and others. Although it is not yet clear, further deregulation may allow us to begin broadcasting leading channels from other countries.

To improve our earnings, we are aiming to broadcast our own content on our own channels and sub-license that content to other broadcasters.

Our multi-platform strategy signifies our desire to be the dominant platform provider not only for our existing CS services but for all communication pipelines. Because superior content is an absolute criterion for becoming the dominant platform provider, our contents aggregator strategy represents the other side of the same coin.

For this reason, we are not considering business expansion driven solely by on our existing CS (124/128-degree) services. We are already moving on several fronts. We have entered the CS 110-degree broadcasting market and begun offering the trial service of SKY PerfectBB for asymmetric digital subscriber line ("ADSL") broadband content services. In the future, we plan to provide a platform for every communication pipeline.

Development of Multi-Channel Pay TV Market and Business of SKY PerfecTV!



2002
Nature of Information
Personal
BS Analogue 15M
BS Digital 1.15M
SKY PerfecTV! 3.0M
Passive
Cable 3.5M
Active
Mass
Attitude to receive Information
2007
Nature of Information
Personal
BB(IP)
SKY PerfecTV!2
SKY PerfecTV!
BS Digital
Passive
Active
BS Analogue
Cable
Multi-channel Services through FTTH
Mass
Attitude to receive Information

● Platform Business

SKY PerfecTV!: Develop high-function services and multi-STB viewing and keep expanding by attracting personal and active viewers further.
SKY PerfecTV!2: Plan to attract viewers familiar to BS and Cable by broadcasting more general program genre.
FTTH: Offer full SKY PerfecTV! services through trans-modulation method in cooperation with communication carriers.
IP side BB: Seek more personal needs and has a role to induce viewers to multi-channel services.

○ Contents Business

Strengthen the contents business based on subscription fees rather than commissions.

- Improve profitability of own channel broadcasting mainly sports program.
- Strengthen the relationship with other broadcasters.
- Provide contents to cable operators in addition to tie-up expansion with platform business and increase revenues.

We are also making inroads with other formats. SKY PerfecTV! PLUS, a high function data service is being used on a boatracing channel. In June 2002, we commenced offering the service on Green Channel providing horse races operated by Japan Racing Association ("JRA") to provide information on horse race cards, odds and others. This August, JRA is also scheduled to begin offering a ticket purchasing service for JRA-operated betting on horse races by using SKY PerfecTV! PLUS. We are currently developing a set-top box with the appropriate tuner and adapter for this service. As of the end of March 2002, JRA had about 1.6 million personal access terminal ("PAT") members, and we expect that this new service will contribute to acquiring new subscribers.

In the same way that it is not easy to earn profits through fee-based broadcasts of broadband content on the Internet, we cannot expect significant earnings contributions from these new services for the time being. However, given that we cannot determine which pipeline will become the standard in the future, it is important for us to explore the potential of all pipelines. In doing so, it is our policy to put certain limits on the amount of each investment in these experiments.



Question

Finally, would you tell us what you consider to be the risk factors in achieving earnings growth and overall development of the Company?

Answer

I would say that the risk factors include 1) our ultimate market penetration rate, 2) the downward trend in ARPU, 3) the trend of content costs, 4) competition from Cable TV operators and 5) the direction of broadcast regulations.

With our CS 124/128-degree broadcasting service, use of our services has spread to approximately 6.8% of Japanese households and corporate subscribers, and a 10% rate is within sight. However, we do not see this figure as our ceiling. For example, if most television sets begin to have internal set-top boxes or broadband services spread throughout Japan consistent with the government's plan, there is a possibility that use of our services will rise to a higher level.

We plan to deal with the falling trend in ARPU in the short term by increasing the selection of our new Basic Pack among subscribers, but in the medium- to long-term, we have to reform our business to a subscription fee-based revenue structure rather than commission based revenue.

The sharp rise in the cost of content is said to be principal reason for failures of KirchMedia, ITV Digital and other companies. Because any further rise in content prices will only result in the degeneration of content business, we expect prices to normalize based on the market principle. We also make investment after due consideration of the effectiveness of content.

In response to the digitization of Cable TV content, we are talking with Cable TV operators, suggesting that they can make good use of our digitization functions and technologies, which we will make available at a reasonable price.

Lastly, it is difficult to predict the direction of development that the government regulators will take, but we are proceeding with business development based on a range of possible scenarios. Our ventures into new fields are part of this process.

Our New Businesses

SKY PerfecTV! PLUS

- SKY PerfecTV! PLUS is a high-function data service which uses an adapter connected to our set-top box for CS 124/128-degree broadcasting services.
- When subscribers want to see more detailed information about the program they are watching, they can simply switch the TV screen to display the information they are looking for by using a remote controller. After they have finished looking, they can switch back to the program with one push of a button.
- We began offering this service in December 1999 on a boat-racing channel, allowing subscribers to obtain real-time information on most boat races in Japan.
- Two additional services start in June 2002.
- Because the necessary software can be down loaded directly from the satellite, subscribers will be able to enjoy similar services in other areas, including cartoon distribution. etc.

New Services

SOCCER! PLUS



SOCCER! PLUS

Soccer! PLUS (551ch)

Launch :June 4, 2002 (Tue)

Services :24 hours broadcasting latest information on soccer such as information on J League toto, toto forecast (sim-calcho), toto odds and stadium.

— Contribute to acquiring new subscribers by utilizing SKY PerfecTV!'s wide coverage of soccer program including J1/J2 League.

GREEN CHANNEL



Green Channel Data Station (388ch, 389ch)

Launch of Data Broadcasting :June 15, 2002 (Sat)

Launch of voting by remote controller :August 24, 2002 (Sat) (plan)

Services :Inform the odds of all betting formula (including new one) of all races during the opening time of the races. You can purchase betting tickets of JRA at home (if you are a PAT member of JRA).

—Contribute to acquiring new subscribers from about 1.6M PAT members

Communications Services

- Our SKY PerfecTV! Communications Services transmit video images to members of particular companies or organizations through our transponders using a technology similar to the conditional access system for viewing individual channels.
- This service enables customers to establish a huge communications network inexpensively and distribute images nationwide using SKY PerfecTV!'s standard set-top boxes rather than exclusive communications equipment.
- The service is offered in two formats: all-day and time-sharing plans.
- From June 2002, customers can transmit data as well as video images by simply connecting their PCs and USB connectors to set-top boxes.
- In December 2001, significant deregulation was announced by the government, expanding the scope of these communications services to include B2C business as well as B2B. For instance, credit card holders and customers of department stores can now be targeted through these services.

SKY Video Service
A television-based high-quality video image distribution service.

SKY Data Service
An overlay-file distribution service for personal computers.

SKY Live Service
Video image distribution service for giant TV screen nationwide.



SKY PerfecTV! provides all the necessary systems for video and data distribution. There are no special system development charges.
JCSAT-4A
Video
Data
Content Server
SKY PerfecTV! Broadcast Center
SKY PerfecTV! STB
USB connector
TV
PC

SKY PerfectBB

- SKY PerfectBB service uses broadband formats, such as ADSL, to distribute our content.
- During fiscal 2001, the number of people using broadband connection services to the Internet, principally ADSL connections, increased much more than expected, and the boom is predicted to continue in fiscal 2002.
- From February 2002, we started testing on demand distribution services of various content related to SKY PerfecTV! with the cooperation of more than 50 broadcasters on our platform.
- As this service uses an exclusive IP network rather than the open Internet, the quality of service is much better. This service is also expected to produce a positive mutual effect for PC users and our subscribers.



Exclusive network ensures high quality
Content provider
Content provider
Content provider
Content provider
Content provider
Content provider
SKY PerfectBB
BB
Quality fluctuates on the open Internet.
Regular content
Internet
ISP
Exclusive broadband IP network

FTTH (Fiber to the Home)

- We began testing distribution of our broadcasting content through FTTH system. Equivalent to satellite distribution, this method is useful for residents in high-rise condominium where direct reception of our signal or transmission through the existing line from the dish on the roof is difficult.
- Promoted as a national policy called "e-Japan strategy", Japan's broadband infrastructure, including FTTH, is expected to grow further (as shown in the chart and will cover over 80% of all households in 2005). SKY PerfecTV! aims to use broadband as a future pipeline for content aggregated on our platform in addition to its current satellite distribution pipeline.



Fiscal Year
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Big Event
Salt Lake Olympic
World Cup Korea/Japan
Athens Olympic
Turin Olympic
World Cup Germany
Beijing Olympic
FTTH
Start services in Tokyo and Osaka
Start services in capital cities of prefectures
It is difficult to prepare services in business base in rural areas → Public support etc. is necessary.
Start services in all cities
Penetration rate 36%
82%
Terres -trial
Digitization in Tokyo, Osaka and Nagoya
Digitization in capital cities of all prefectures
Large relay stations and other stations
End of Analogue Broadcast?
BS
BS Analogue Broadcasting
BS Digital Broadcasting
CS
SKY PerfecTV!(PerfecTV!) started digital broadcasting in 1996
CS 110° Digital Broadcasting started (SKY PerfecTV!2 / Plat One)
Cable
First digital station in 1998
Digitization of MSO

SKY PerfecTV! Platform



Satellite Operator
N-SAT-110
(110° longitude east)
JCSAT-4A
(124° longitude east)
JCSAT-3
(128° longitude east)
Video / Audio / Data
Tennozu Uplink Site
Ariake Uplink Site
Osaka Uplink Site
Aoyama Uplink Site
Aomi Broadcasting Center (Aomi Studio Center)
Meguro Media Center
(DNCC)
Customer (Subscriber)
Single House (DTH)
SMA TV
CATV
SKY Perfect Communications Inc.
Broadcasting program
Broadcaster

SKY Perfect Communications' Service Systems

Basic Platform Structure

Our function as a platform provider is to act as an intermediary, under the service names of SKY PerfecTV! and SKY PerfecTV!2, between the satellite operator that owns and transmits content with the 128-degree longitude east JCSAT-3, the 124-degree longitude east JCSAT-4A satellites and N-SAT-110 satellite and the broadcasters that provide the programs for each channel.

In the past, broadcasters were required to take responsibility for both editing and transmitting programming. However, with the advent of digital multichannel satellite broadcasting, it became necessary to use communications satellites and to provide a wide range of programming that responded to customers' interests. Accordingly, the Broadcast Law was revised in 1989, dividing the broadcasting function into two roles, licensed satellite operators and licensed broadcasters.

In January 2002, Law Concerning Broadcast via Telecommunications Carriers' Facilities was enacted. Under the new law, companies meeting set requirements can register as broadcasters, while satellite operators will be able to provide their satellite infrastructure as they chose in accordance with demand. There is no examination by the government comparing among the applicants like in the case of Broadcast Law. Also, there is no limitation in respect of foreign share ownership for broadcasters who register under the new law. Therefore on our 124/128-degree platform, currently there are two status of broadcasters, licensed broadcasters under Broadcast Law and broadcasters registering under the new law.

Even under the current regulations, offering multichannel broadcasting services requires several other functions. They include repackaging the programming of multiple broadcasters into one product, supplying uplinking and subscriber management facilities, and carrying out sales promotions to acquire subscribers.

As a platform provider, we offer all these services.



Satellite Operator
N-SAT-110
(110° longitude east)
JCSAT-4A
(124° longitude east)
JCSAT-3
(128° longitude east)
Retailer
Customer
(Subscriber)
Video
Audio
Data
Subscription contract
Sales-
promotion
support
Set-top
box
SKY Perfect Communications Inc.
Broadcast
program
Engineering
standard
Sales
promotion
Customer
billing
management
Program
transmission
Broadcaster
Set-top box
Manufacturer
EPG
broadcasting
Customer
service
Advertising
Upgrading
service
Various consulting
services
Supply of IC card
Sales-promotion support
IC card
Company-run
channels
Promotional
broadcasting

Platform Positioning

Platform Services

SKY PerfecTV!'s platform services include:

- **subscription management and promotion of digital satellite broadcasting,**
- **digitizing and uplinking services,**
- **other platform-related services.**

Subscription Management and Promotion of Digital Satellite Broadcasting

Subscription management services, which are commissioned by broadcasters, include:

- responding to inquiries about subscriptions and processing subscriptions;
- issuing proprietary IC cards necessary for viewing programming, managing the subscriber information data base, and processing subscription cancellations and requests for changes in subscription channels;
- providing subscribers with programming and platform information and responding to enquiries by subscribers; and
- billing and collection.

From January 2002, we tranferred these subscription management services to our subsidiary, DNCC.

Digitizing and Uplinking Services

- Digital compression and encryption of broadcasters' programming
- Uplinking of channels

Other Platform-Related Services

In addition to the above services, we provide a range of other services to maintain and operate our platform. They include billing and collecting on an agency basis for monthly program guide magazines published by other companies, studio rental, and, through our affiliate Pay Per View Japan, Inc. ("PPVJ"), providing our own content directly to subscribers.

We also sub-license broadcasting rights of our content to other broadcasters.

SKY PerfecTV! Platform


Subscriber
Monthly Payment
Uplink Fee
Digitization Fee
Platform
SKY PerfecTV!
Basic Fee
(Commission)
Monthly Subscription Fee
Satellite Operator
Broadcaster
Transponder Fee

Basic Revenue Structure

Revenue Structure

Our basic revenue structure consists of:

- **subscription management and digital satellite broadcasting promotion revenues,**
- **digitizing and uplinking revenues, and**
- **other platform-related revenues.**

Subscription Management and Digital Satellite Broadcasting Promotion Revenues

Our revenues from subscription management and digital satellite broadcasting promotion services mainly comprise subscription registration commissions, management commissions (monthly basic fee), subscriber billing and collection commissions (a fixed percentage of monthly subscription fees), digital satellite broadcasting promotion and marketing fees, and management fees for the establishment and maintenance of a subscription sales agency network.

Digitizing and Uplinking Revenues

As digitizing service revenues, we receive transmission fees associated with digitizing the programming of broadcasters. Our uplinking service revenues comprise transmission fees received from JSAT, the satellite operator.

Other Platform-Related Revenues

We also receive revenues from broadcasting our own content and from sub-licensing that content to others.

Profit and Loss Structure

We determine our profit by subtracting total expenses, including fixed and variable expenses and sales incentive expenses, from total revenues. Because of the investment, in terms of sales incentives and other expenses we are making to develop our subscriber base, we have posted annual losses since our inception six years ago.

Because we must expand our subscriber base to achieve a profitable structure in the long term, we are continuing the sales incentive program for the time being.

At the end of March 2002, the number of subscribers surpassed 3.0 million, of which 2.6 million were DTH subscribers. Excluding sales incentive expenses, total revenues exceeded total operating costs at this level of subscribers, and the Company registered a profit before paying sales incentives. If the number of subscribers continues to grow as it did in the past, we expect to begin recording net profits, including sales incentive expenses, when the number of DTH subscribers exceeds 3 million.

The Broadcasting Industry in Japan

Japan's television broadcasting market is divided into three main types of distribution systems, terrestrial and satellite broadcasting and cable television.

Terrestrial Television Broadcasting

Terrestrial television broadcasting began in Japan in 1953 and is the most widely used television distribution system in Japan. At the end of March 2002, there were 133 terrestrial television broadcasters, but only six companies with major broadcast networks. NHK has two channels, both of which are pay channels. The remaining five companies, Television Asahi, Fuji TV, Nippon Television, Tokyo Broadcasting System, and Television Tokyo provide their broadcasting services free of charge. As of March 2002, approximately 90% of Japanese households receive more than six terrestrial television channels.

Cable Television

Cable television services have been available in Japan since 1955. When first introduced in Japan, cable television was supplemental to the terrestrial broadcasting system, serving the role of retransmitting programming to areas with poor reception. In addition, government restrictions limited cable television companies to owning and operating only one station serving a restricted local area. Restrictions were also placed on foreign ownership. Therefore, the cable television industry was fragmented into many small, single-system operations, resulting in relatively slow growth compared with the regular television industry. As a result of deregulation in 1993, cable television operators were no longer restricted to a single, local area and could acquire content from a variety of sources. As of the end of March 2002, there were 669 independent cable television broadcasters, serving a total of over 13 million households.

Satellite Broadcasting

Japan launched the world's first direct broadcast satellite in 1984 and shortly thereafter NHK initiated analog satellite television broadcasting. In 1991, a commercial broadcaster, Japan Satellite Broadcasting, entered the market using the service name of WOWOW. Currently, there are four BS analog channels in Japan: NHK has three channels, WOWOW has one and there is one more NHK channel being used for pilot broadcasting in high-definition television (HDTV) format.

As of March 31, 2002, NHK had 11.16 million BS service subscribers, while WOWOW had 2.67 million subscribers. Monthly fees are from ¥945 to ¥2,300. BS digital broadcasting began on December 1, 2000. NHK, five affiliates of the major terrestrial TV broadcasting companies, WOWOW and Star Channel are offering a total of 10 to 16 digital channels based on time slots. As of March 31, 2002, approximate 1.14 million BS set-top boxes are in the market.

With the way cleared by extensive telecommunications deregulation, CS broadcasting began in 1992. The analog format was used to start with, with further development having to wait for the emergence of image and sound compression technologies made possible by the advance of digital technology. Compression technologies greatly expanded the capacity of satellites, leading to multichannel broadcasting. Consequently, the digital format became the standard in CS broadcasting.

At this stage several companies, including PerfecTV!, entered the CS broadcasting market. PerfecTV! began trial CS digital broadcasting services in 1996, merged its competitor, JSkyB and SKY PerfecTV! was born in May 1998,

In December 1997, DirecTV Japan began offering a 90-channel service, but had difficulty in building a sufficiently large subscriber base. DirecTV Japan terminated its service in September 2000, and 322 thousand subscribers transferred to SKY PerfecTV!.

Following the October 2000 launch of a 110-degree east communications satellite, new platforms announced their intentions to enter this market. PLAT-ONE Corporation, backed by Mitsubishi Corporation, Nippon Television, WOWOW and others, started its service in April 2002. The Company starts SKY PerfecTV!2 from July 2002. ep Broadcasting Corporation, backed by Matsushita Electric Industrial Co., Ltd., Toshiba Corporation and others, starts accumulated type interactive service from July 2002.

Board of Directors
As of June 28, 2002



Masao Nito   Hajime Shigemura   Yasushi Hosoda   Yoshitada Sonoda   Kunioki Ishibashi

President and CEO (Representative Director)
Yasushi Hosoda

Executive Vice President and COO
Hajime Shigemura

Senior Managing Director
Yoshitada Sonoda

Managing Director and CFO
Kunioki Ishibashi

Managing Director
Masao Nito

Directors
Tamotsu Iba
Koji Kobayashi
Masashi Ikegai
Yasuo Amei
Yoichiro Maekawa
Kenji Kamimura

Corporate Auditors
Minoru Nishida
Masatoshi Hojo
Hiroyuki Shinoki
Osamu Takahashi
John Garry McBride

Financial Section

Selected Financial Data

	Millions of Yen				Thousands of U.S. Dollars
	1999	2000	2001	2002	2002
Statement of Operations Data:					
Revenues	¥17,556	¥30,635	¥ 48,681	¥ 59,433	$447,875
Subscriber-related revenues	12,962	22,702	36,551	42,469	320,038
Transmission-related revenues	2,870	4,356	5,277	5,524	41,628
Other fees and revenues	1,724	3,577	6,853	11,440	86,209
Operating expenses	36,925	48,193	66,806	68,657	517,385
Operating loss	19,369	17,558	18,125	9,224	69,510
Loss before income taxes	18,871	18,732	18,639	9,668	72,856
Net loss	18,871	18,757	18,639	9,668	72,856
Net loss per share-basic and diluted (¥ / $)	23,588.75	22,390.56	9,246.71	4,321.61	32.57
Balance Sheet Data:					
Cash and cash equivalents	¥ 4,445	¥45,105	¥116,792	¥ 57,803	$435,592
Property and equipment, net	25,384	22,695	18,904	22,956	172,992
Total assets	35,442	76,847	152,593	154,519	1,164,424
Lease obligations - non current	13,890	12,085	9,223	6,931	52,231
Total liabilities	56,204	64,890	35,404	46,830	352,902
Common stock	40,000	91,856	139,456	139,460	1,050,942
Total shareholders' equity (deficiency)	(20,761)	11,957	114,428	105,100	792,012
Other Data:					
Net cash used in operating activities	¥10,837	¥ 7,489	¥ 10,082	¥ 6,168	$ 46,481
Net cash used in investing activities	196	1,968	7,383	48,002	361,733
Net cash provided by (used in) financing activities	3,137	50,118	89,145	(4,860)	(36,624)
EBITDA	(14,814)	(12,215)	(10,713)	(3,431)	(25,855)

1) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or loss or any measure of performance determined in accordance with U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because our management believes it is a useful supplement to cash flow data as a measure of our performance.

2) *Certain prior year amounts have been reclassified to conform to the current presentation.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements including elsewhere in this Annual Report. The presentation in this section contains forward-looking statements.

Overview

Business Climate and Industry Trends

During the fiscal year ended March 31, 2002, the Japanese economy remained slow showing collapses of companies, over 5% unemployment rate and slowdown of individual consumption although Koizumi cabinet tried to reform the structure of the economy. Also, the terrorist attacks of New York in September and incidents in the Middle East cast concern of the world economy.

Broadcasting industry of Japan is gradually changing to the digital for both home and business use. BS digital broadcasting started in December 2000 but number of the set-top boxes is still 1.14 million at the end of March 2002, which is below the original expectation. With regard to the CS 110-degree broadcasting services, PLAT-ONE Corporation launched its service in April 2002 and the Company will start pay services in July 2002, resulting two broadcasting platforms in this business. In Telecommunications Industry, broadband infrastructure including ADSL and FTTH has been developing, making fusion of broadcasting and telecommunications.

Business Performance

In view of the previously mentioned business conditions, we gave top priority to the acquisition of new subscribers and the enriching and expansion of our content to satisfy our subscribers. During the 2001 fiscal year, we registered 391 thousand additional net DTH subscribers. Although this addition is 49% decrease from previous fiscal year that includes 322 thousand of DirecTV migration number, subscribers from electric appliance stores sales channel showed over 20% increase. The total number of subscribers climbed to 3,042 thousand at the end of March 2002, of which 2,610 thousand were DTH subscribers. Individual churn rate was 8.6%, 1.2 point better than previous fiscal year.

In August 2000, we obtained the rights to CS broadcasting in Japan of the entire 64 games of the World Cup. We have promoted this once-in-a-century content to raise recognition of SKY PerfecTV!'s name and content and to increase subscribers. We broadcasted the Confederations Cup and other international matches as well as making a special sales campaign toward the World Cup. We also broadcasted various soccer leagues in the world such as Serie-A Italian soccer and English Premiership League. Other than soccer, we broadcasted Major League Baseball, Japan Professional Baseball "Masters" League, popular martial arts event "PRIDE" and music concerts of famous singers etc. In October 2001, we acquired 80.25% share of the licensed broadcaster Samurai TV Inc.("SAMURAI") which provides programs of professional wrestling and martial arts. We continue to enrich contents with the cooperation of broadcasters to establish the platform to meet subscribers' needs in all genre such as sports, music, movies, news and animations.

With regard to the new business, we start pay services of CS 110-degree broadcasting SKY PerfecTV! 2 from July 2002. Subscribers will be able to enjoy SKY PerfecTV! with nearly 300 specialized channels and SKY PerfecTV!2 through common set-top boxes to BS digital broadcasting services. In January 2002, we transferred our current subscriber management business to DNCC, which we established jointly with the NTT Group in preparation for handling expanded subscriber management services. We will develop subscriber management services further in cooperation with DNCC.

Other noteworthy events during the 2001 fiscal year included expansion of communications services, which offer communication network by using SKY PerfecTV! standard set-top boxes. Our high-function data broadcasting service was named as SKY PerfectTV! PLUS and, in addition to the current data services for the boat racing channel, will expand services to soccer and horse racing channels. JRA will use this service to bet on the race ticket.

We have also started preparation for the coming broadband era. Pay trial service of broadband (ADSL) contents distribution in the name of SKY PerfectBB started in February 2002 and experiment of distribution of our full broadcasting contents through FTTH also started in cooperation with the NTT Group.

Factors Affecting Financial Results

Revenues

During fiscal 1999, 2000 and 2001, over 70% of our annual revenues were subscriber-related revenues with our remaining revenues from transmission-related fees and other fees and revenues.

Subscriber-related Revenues. Subscriber-related commissions and other fees are our largest sources of revenue and together represented 71.5% of our total revenues for fiscal 2001. Fee revenues are a function primarily of ARPU, the number of DTH subscribers and the percentage commission we receive with respect to subscription fees. Our monthly ARPU is calculated as monthly subscription fees billed to DTH subscribers plus monthly basic fees, divided by the total number of paying DTH subscribers during the monthly billing cycle. The largest component of ARPU is subscription fees, the level of which is determined mainly by the mix of channels and packages selected by subscribers and the subscription rates charged by broadcasters.

We have three categories of subscribers: DTH subscribers, institutional subscribers and provisional subscribers in two weeks trial viewing period. As of March 31, 2002, we had 2,610 thousand DTH subscribers and 432 thousand institutional and provisional subscribers. Although as of March 31, 2002, number of institutional and provisional subscribers accounted for 14.2% of our subscribers, they contribute only a nominal amount to our revenues because of the fee structure for institutional contracts and the absence of revenue from provisional subscribers. For each DTH subscriber, we receive monthly commissions based on subscription fees which we collect on behalf of broadcasters related to the pay programming chosen by the subscriber. As a platform provider, we serve as a link between broadcasters and subscribers and therefore enter into contracts with subscribers only as an agent on behalf of broadcasters. Before remitting subscription fees which we receive from subscribers to broadcasters, we deduct a commission as payment for our platform services, and we remit the balance to the broadcasters. We only recognize the commission portion of these payments as revenue. As a result, ARPU does not represent revenue recorded by us per subscriber. In the case of programming which we own and broadcast through our broadcasting affiliate, PPVJ, we receive 100% of all subscription fees which we include in other fees and revenues as described below.

Excluding fees received for pay per view programming, subscription fees range from ¥200 to ¥1,000 per month for certain news, weather and variety channels. Monthly subscription fees for premium channels such as various sports channels, movie channels and selected foreign language programming range from ¥1,500 to ¥4,000. We also offer packages of programs which allow subscribers to view pre-selected assortments of channels at a price which is less than the cost if such channels were ordered individually. Although subscribers are not required to purchase any packages, packages offer a variety of programming at lower price and subscribers are free to add additional channels on top of these packages. We broadcast 13 free television channels on our platform (not including our one free promotional channel and our electronic program guide channel) for which we receive a fee from the broadcasters based on the total number of subscribers to our service. We do not include revenues from these free channels in ARPU.

DTH subscribers are also charged a monthly basic fee of ¥390, which has been increased by ¥100 from ¥290 since October 2000, and a one-time registration fee of ¥2,800. We recognize the entire amount of these fees as revenue upon signing.

Trend of Revenues


¥ Millions
17,556
1,724
2,870
12,962
30,635
3,577
4,356
22,702
48,681
6,853
5,277
36,551
59,433
11,440
5,524
42,469
'99
'00
'01
'02
Other Fees and Revenues
Transmission-Related Revenues
Subscriber-Related Revenues

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our subscriber growth is driven by penetration of set-top boxes supported by our promotional and advertising campaigns which we conduct together with set-top box manufacturers and retailers. Because new subscribers must purchase our set-top box, the pricing of set-top boxes is an important factor in attracting new subscribers. As a result of subsidies, commissions and incentives we pay to set-top box manufacturers and retailers, the average retail price of our set-top boxes decreased from ¥20,055 in fiscal 2000 to ¥15,901 in fiscal 2001. DTH subscribers increased by 49.2% from 1,488 thousand at March 31, 2000 to 2,220 thousand at March 31, 2001 and by an additional 17.6% to 2,610 thousand at March 31, 2002, in large part, as a result of such lower set-top box prices and promotional efforts.

ARPU generally determines the commission we receive on subscriber fees. Our subscription fees per subscriber is calculated as a weighted average of monthly subscription fees billed to DTH subscribers, including monthly basic fees, divided by the total number of paying DTH subscribers during the monthly billing cycle. Our subscription fees per subscriber was ¥4,644, ¥4,521 and ¥4,214 in fiscal 1999, 2000 and 2001, respectively. The subscription fees per subscriber has been stable over the past three fiscal years as a slight decline in average rates charged by broadcasters has been offset by an increase in revenues from programs which we have procured directly.

Our subscription-related revenue per subscriber is calculated as a weighted average of monthly commissions from broadcasters for our platform services, including monthly basic fees, plus subscription fees based on our procured programs, divided by the total number of paying DTH subscribers during the monthly billing cycle. The subscription-related revenue per subscriber was ¥1,439, ¥1,516 and ¥1,509, in fiscal 1999, 2000 and 2001, respectively.

Subscriber-related revenues are also affected by customer churn as subscribers cancel their subscriptions. We measure churn on an annualized basis as the number of cancellations during a given period, divided by the net increase or decrease in subscribers during such period. Our churn rate increased by 3.1% to 9.8% in fiscal 2000 from 6.7% in fiscal 1999 due to the higher than normal cancellation from Club iT (former Digital Club) sales channel. Our churn rate in fiscal 2001 was 8.6%, an improvement of 1.2% ahead of the holding of the World Cup.

Transmission-related Revenues. We provide digitization services on behalf of broadcasters and operate uplinking facilities for use by JSAT. Revenues in connection with these digitization and uplink services were ¥5,524 million, or approximately 9.3 % of our total revenues, in fiscal 2001.

We receive fixed monthly fees for each channel broadcast under our digitization agreements with broadcasters. Under our uplinking agreements with JSAT, we receive a fee based on a percentage of the transponder service payments made by broadcasters to JSAT.

Other Fees and Revenues. Other fees and revenues include revenues from programs we procure directly and broadcast through PPVJ. Other fees and revenues also include sub-license fees and royalty payments in connection with broadcasts by other terrestrial and pay television media of programming which we have procured directly. To date, such revenues have been related mainly to the sale of broadcasting rights associated with sports programs such as Serie-A and Premiership. Other fees and revenues include advertising revenues from the inclusion of promotional inserts in monthly subscriber bills, advertising on our electronic program guide channel, lease of studio production space to broadcasters and revenues from businesses such as our SKY PerfectTV! Communications Services which we commenced in November 1999.

Expenses

Our operating expenses consist of cost of services, sales promotion and marketing expenses, general and administrative expenses and depreciation and amortization expenses.

Cost of services. Our cost of services consists mainly of costs associated with operation of our subscriber management system, programming costs, and digitization, uplink and related transmission expenses, including outsourcing fees in connection with the providing of these services.

Subscriber management system expenditures include the cost of operation of our subscriber management computer systems and our customer service center in Yokohama and the cost of the IC cards which we procure for installation in SKY PerfecTV! set-top boxes. Also included in cost of services are certain personnel, rent and billing agency expenses related to the operation of our subscriber management system. These costs generally depend on the number of our subscribers, the number of channels on our platform, the frequency with which subscribers change their program selections and churn. Increases in our churn rate result in increased costs associated with processing subscription cancellations.

Programming costs relate primarily to our direct acquisition of content for distribution to subscribers, such as our Serie-A and Premiership broadcasts. To date, we have procured exclusive rights to programming on a limited basis. As we expand our content acquisition activities, these costs will increase. Programming costs also include costs associated with broadcasts of free programs on our promotional channel and our electronic program guide.

Transmission-related expenses, including costs related to the operation and maintenance of facilities for digitization, uplink and related services, correlate closely to our transmission-related revenues and are primarily a factor of the number of channels on our platform. Also included in transmission-related expenses are communication expenses, including payments to JSAT in connection with the use of transponders to broadcast our promotional channel and electronic program guide.

Sales promotion and marketing expenses. The single largest component of our promotion and marketing expenses are subscriber acquisition costs. Subscriber acquisition costs are comprised of subsidies paid to set-top box manufacturers, commissions and incentives paid to set-top box retailers, and costs associated with advertising, in-store displays, direct mailings and other promotional campaigns to encourage potential customers to become SKY PerfecTV! subscribers. In fiscal 2001, our per subscriber acquisition cost was approximately ¥36,560, 62.3% of which was production and sales incentives paid to set-top box manufacturers and retailers. The amount of sales incentive paid to set-top box manufacturers or retailers is determined based on the number of subscriptions obtained. Subscriber acquisition costs are recovered over time as we generate monthly commission revenue based on subscription fees from subscribers. However, as the number of new subscriptions in a given time increases significantly as compared to our existing subscriber base, increased subscriber acquisition costs may cause us to incur large operating losses for such period. Our subscriber acquisition costs, both in the aggregate and on a per new subscriber basis, may materially increase to the extent we continue to expand our sales incentive programs or if we determine more aggressive promotions are necessary to respond to competition, or for other reasons. We advertise through terrestrial television, radio and other media. In fiscal 2001, advertising costs included in sales promotion and marketing expenses were ¥5,969 million, representing 8.7% of operating expenses. Compensation expense for personnel engaged in sales and promotion activities is also included in sales and marketing expenses.

General and administrative expenses. Major components of general and administrative expenses are personnel expenses (including wages, bonuses and benefits, other than pension and retirement benefits), provision for doubtful accounts and rent expenses.

Depreciation and amortization expenses. Depreciation of property and equipment is computed principally using the straight-line method over the estimated useful life of the related assets. Property acquired under capital leases is amortized using the straight-line method over the lease term. A significant portion of our depreciation and amortization expenses relate to property and equipment acquired under capital leases, primarily broadcasting systems, subscriber management systems and related equipment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth selected income statement data and such data expressed as a percentage of revenues, for the periods indicated:

	Millions of Yen					
	For the years ended March 31,					
	2000		2001		2002	
Revenues	¥30,635	100.0%	¥48,681	100.0%	¥59,433	100.0%
Subscriber-related revenues	22,702	74.1	36,551	75.1	42,469	71.5
Transmission-related revenues	4,356	14.2	5,277	10.8	5,524	9.3
Other fees and revenues	3,577	11.7	6,853	14.1	11,440	19.2
Cost of services	19,571	63.9	25,222	51.8	32,648	54.9
Sales promotion and marketing expenses	19,732	64.4	29,022	59.6	24,803	41.7
General and administrative expenses	3,892	12.7	5,150	10.6	5,413	9.1
Depreciation and amortization expenses	4,998	16.3	7,412	15.2	5,793	9.8
Operating loss	17,558	57.3	18,125	37.2	9,224	15.5
Other expenses-net	1,174	3.8	514	1.1	444	0.8
Loss before income taxes	18,732	61.1	18,639	38.3	9,668	16.3
Income taxes – current	25	0.1	–	–	–	–
Net loss	¥18,757	61.2%	¥18,639	38.3%	¥9,668	16.3%

Comparison of Fiscal 2001 with Fiscal 2000

Revenues

Our revenues in fiscal 2001 increased by ¥10,752 million, or 22.1%, to ¥59,433 million from ¥48,681 million in fiscal 2000, reflecting primarily the increase in DTH subscribers from 2,220 thousand to 2,610 thousand during the same period. The number of new registrations of DTH subscribers declined in the 2001 fiscal year, in comparison with that of the previous fiscal year. However, the number of subscribers via the route of major home appliance stores, etc. was up 21.5% from the previous term, leaving out two special factors that contributed to the growth in the number of subscribers in the previous fiscal year, namely the transfer of subscribers from DirecTV Japan and subscribers via Club iT (former Digital Club). This strong result owed to subscriber promotional efforts, in particular a marked increase in commissions and incentives paid to set-top box retailers and subsidies paid to manufacturers, the success of the cash-back campaign along with the World Cup and joint promotional activities with broadcasters.

Subscriber-related revenues were our largest source of revenue and increased by ¥5,918 million, or 16.2%, to ¥42,469 million in fiscal 2001 from ¥36,551 million in fiscal 2000. This increase was due mainly to the increase in the number of subscribers. Also, monthly basic fees increased in fiscal 2001 because the monthly basic fee increased from ¥290 to ¥390 in October 2000.

Transmission-related revenues increased by ¥247 million, or 4.7%, to ¥5,524 million in fiscal 2001 from ¥5,277 million in fiscal 2000, reflecting primarily fee increases under our uplinking agreements with JSAT and digitization agreements with broadcasters corresponding to the annual step-up in fees.

Other fees and revenues increased by ¥4,587 million, or 66.9%, to ¥11,440 million in fiscal 2001 from ¥6,853 million in fiscal 2000. This increase was due mainly to an increase in revenues from our own contents and sub-license fees, such as Premiership England soccer, French soccer and other soccer programs. In October 2001, the Company acquired an 80.25% interest in SAMURAI, a licensed broadcaster operating FIGHTING TV SAMURAI!, the special TV channel for wrestling and martial-arts, and the results of operations of SAMURAI have been included in the Company's consolidated results of operations from the date of acquisition.

Expenses

Cost of services increased by ¥7,426 million, or 29.4%, to ¥32,648 million in fiscal 2001 from ¥25,222 million in fiscal 2000 reflecting primarily increased costs associated with procurement of sports and other events programs and billing and collection expenses due to the increase in subscribers.

Sales promotion and marketing expenses decreased by ¥4,219 million, or 14.5%, to ¥24,803 million in fiscal 2001 from ¥29,022 million in fiscal 2000. This decrease mainly reflects the absence of commission expenses incurred in connection with the migration of subscribers from DirecTV Japan in fiscal 2000. On the other hand, as a result of the World Cup, advertising costs and campaign expenses increased.

General and administrative expenses increased by ¥263 million, or 5.1%, to ¥5,413 million in fiscal 2001 from ¥5,150 million in fiscal 2000. There are no significant fluctuations in comparison with the previous fiscal year.

Depreciation and amortization expenses decreased by ¥1,619 million, or 21.8 %, to ¥5,793 million in fiscal 2001 from ¥7,412 million in fiscal 2000. This decrease mainly reflects the disposition of property and equipment in fiscal 2001 and the decrease in additional depreciation expense related to the disposed property and equipment in comparison with the previous fiscal year, which resulted from the transfer of the Company's subscriber management services to DNCC during the fiscal year.

Our operating loss in fiscal 2001 decreased by ¥8,901 million, or 49.1%, to ¥9,224 million from ¥18,125 million in fiscal 2000.

Other expenses-net in fiscal 2001 decreased by ¥70 million, or 13.6%, to ¥444 million from ¥514 million in fiscal 2000. Interest income decreased by ¥73 million, or 31.1%, to ¥162 million from ¥235 million in fiscal 2000 while interest expenses decreased by ¥263 million, or 31.9%, to ¥561 million from ¥824 million in fiscal 2000. These items were offset by equity in net loss of affiliated companies of ¥ 49 million, foreign currency transaction losses—net of ¥ 100 million and other expenses, net of ¥ 89 million, partially offset by ¥ 193 million of net loss allocated to minority interests.

Loss before income taxes in fiscal 2001 decreased by ¥8,971 million, or 48.1%, to ¥9,668 million from ¥18,639 million in fiscal 2000. No income tax expense or benefit was recorded in fiscal 2000 and 2001.

Our net loss decreased by ¥8,971 million, or 48.1%, to ¥9,668 million in fiscal 2001 from ¥18,639 million in fiscal 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2000 with Fiscal 1999

Revenues

Our revenues in fiscal 2000 increased by ¥18,046 million, or 58.9%, to ¥48,681 million from ¥30,635 million in fiscal 1999, reflecting primarily the increase in DTH subscribers from 1,488 thousand to 2,220 thousand, including 322 thousand new subscribers which were former DirecTV Japan's subscribers. Our rapid growth in subscribers during this period was a result of subscriber promotion efforts, in particular a marked increase in sales incentives paid to set-top box retailers and manufacturers.

Subscriber-related revenues were our largest source of revenue and increased by ¥13,849 million, or 61.0%, to ¥36,551 million in fiscal 2000 from ¥22,702 million in fiscal 1999. This increase was due mainly to the increase in the number of subscribers. Monthly basic fees increased in fiscal 2000 because the monthly basic fee increased from ¥290 to ¥390 in October 2000. However, one-time registration fees decreased, because we did not collect such fees from new subscribers migrating from former DirecTV Japan.

Revenues from transmission-related fees increased by ¥921 million, or 21.1%, to ¥5,277 million in fiscal 2000 from ¥4,356 million in fiscal 1999, reflecting primarily fee increases under our uplinking agreements with JSAT and digitization agreements with licensed broadcasters corresponding to the annual step-up in fees.

Other fees and revenues increased by ¥3,276 million, or 91.6%, to ¥6,853 million in fiscal 2000 from ¥3,577 million in fiscal 1999. This increase was due mainly to revenue from broadcasts of programs which we procured directly, particularly Serie-A Italian soccer, Japanese professional soccer, martial arts events and live shows of Japanese artists.

Expenses

Cost of services increased by ¥5,651 million, or 28.9%, to ¥25,222 million in fiscal 2000 from ¥19,571 million in fiscal 1999 reflecting primarily increased costs associated with procurement of sports and other events programs and billing and collection expenses due to the increase in subscribers.

Sales promotion and marketing expenses increased by ¥9,290 million, or 47.1%, to ¥29,022 million in fiscal 2000 from ¥19,732 million in fiscal 1999. This increase mainly reflects ¥9,645 million of commission, which we paid to DirecTV Japan for former DirecTV Japan's subscribers.

General and administrative expenses increased by ¥1,258 million, or 32.3%, to ¥5,150 million in fiscal 2000 from ¥3,892 million in fiscal 1999. The increase mainly includes shareholders management expense after our initial public offering on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000 and compensation expenses to employees in proportion to an increase of the number of employees.

Depreciation and amortization expenses increased by ¥2,414 million, or 48.3 %, to ¥7,412 million in fiscal 2000 from ¥4,998 million in fiscal 1999. In fall 2001, we will sub-contract subscriber management services to DNCC, which is a joint venture with the NTT group and our 51% owned subsidiary. In connection with the sub-contracting of these services, we will dispose of certain property and equipment, including leased property and software. In anticipation of this property disposition, we recognized ¥1,853 million of additional depreciation expense resulting from the curtailment of the operations in fiscal 2000.

Our operating loss in fiscal 2000 increased by ¥567 million, or 3.2%, to ¥18,125 million from ¥17,558 million in fiscal 1999.

Other expenses-net in fiscal 2000 decreased by ¥660 million, or 56.2%, to ¥514 million from ¥1,174 million in fiscal 1999. Through our initial public offering we raised ¥120.9 billion which was temporarily invested in time deposit, Money Management Fund and commercial paper. As a result, interest income increased by ¥208 million, or 770.4%, to ¥235 million in fiscal 2000 from ¥27 million in fiscal 1999. Whereas, interest expense decreased by ¥339 million, or 29.1%, to ¥824 million in fiscal 2000 from ¥1,163 million in fiscal 1999. This decrease was due to repayment of borrowings after the initial public offering. These items were offset by ¥161 million of net loss allocated to minority interests, equity in net loss of affiliated companies of ¥119 million and other income, net of ¥33 million. The minority interests arose during fiscal 2000 when we established DNCC, our 51% owned subsidiary and Multi Channel Entertainment Inc., our 90% owned subsidiary. From fiscal 2000, these entities are included in the consolidated financial statements.

Loss before income taxes in fiscal 2000 decreased by ¥93 million, or 0.5%, to ¥18,639 million from ¥18,732 million in fiscal 1999. No income tax expense or benefit was recorded in fiscal 2000 and ¥25 million in fiscal 1999 which was incurred by IBC Corporation prior to our merger.

Our net loss decreased by ¥118 million, or 0.6%, to ¥18,639 million in fiscal 2000 from ¥18,757 million in fiscal 1999.

Liquidity and Capital Resources

Our principal needs for cash are associated with financing our working capital requirements, in particular costs associated with subscriber acquisition, the operation and management of our subscriber management system and broadcasting system. As we expand our acquisition of content, we will also need to finance the purchase of broadcasting rights. We also anticipate that significant working capital and capital expenditures will be required in connection with our launch of CS 110-degree broadcasting services in July 2002.

We enter into contracts to purchase broadcasting rights of certain programs which obligate us to make future payments. Commitments at March 31, 2002, for the future payments on these contracts, some of which are subject to reductions depending on certain conditions, amount to ¥15,006 million in the aggregate through 2006. Our principal current commitments relate to the World Cup and Premiership England soccer.

To finance our operations, we raised ¥120.9 billion, net of stock issuance cost, through our initial public offering on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000.

Our primary source of funds to finance our capital requirements has been from financing and operating activities. As of March 31, 2002, we had approximately ¥57,803 million of cash and cash equivalents, which consisted primarily of remaining proceeds from our initial public offering in the previous fiscal year.

In fiscal 2001, net cash used in operating activities of ¥6,168 million resulted from our net loss of ¥9,668 million with adjustments of ¥5,793 million for depreciation and amortization expenses. Regarding changes in assets and liabilities, other current assets and accrued expenses increased by ¥10,443 million and ¥5,095 million, respectively. The increase in other current assets was due mainly to partial payments for acquisition of CS exclusive broadcasting rights in Japan for the World Cup and others.

In fiscal 2000, net cash used in operating activities of ¥10,082 million resulted from our net loss of ¥18,639 million with adjustments of ¥7,412 million for depreciation and amortization expense and of ¥6,000 million for sales promotion offset by the same amount of loan receivable from DirecTV Japan Inc., an increase of accounts receivable of ¥1,300 million and ¥3,625 million of a partial payment for acquisition of CS exclusive broadcasting rights in Japan for the World Cup for all 64 games on September 7, 2000.

In fiscal 2001, net cash used in investing activities was ¥48,002 million. The increase in net cash used in investing activities compared with fiscal 2000 was due mainly to payments for time deposits and short-term investments of ¥29,580 million and ¥14,000 million, respectively, and purchases of property and equipment related to CS 110-degree services.

In fiscal 2000, net cash used in investing activities was ¥7,383 million, relating mainly to ¥6,000 million of a loan to DirecTV Japan, which was made on April 3, 2000 related to migration of former DirecTV Japan's subscribers.

In fiscal 2001, net cash used in financing activities was ¥4,860 million, relating mainly to payments of lease obligations under capital lease and repayments of long-term payable.

In fiscal 2000, net cash provided by financing activities was ¥89,145 million, reflecting our issuance of shares on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000.

After our initial public offering, in fiscal 2000 we repaid ¥11,000 million of unsecured bank loans which had been classified as current liabilities as of March 31, 2000 and ¥18,500 million of short-term borrowings which had consisted of bank overdrafts.

Since fiscal 2000, we have consolidated DNCC and received ¥2,156 million relating to issuance of shares from the NTT Group, which is a partner of the joint venture in fiscal 2000.

In July 2000, we agreed, together with other shareholders of PPVJ to provide guarantees of PPVJ's credit facilities in proportion to our share ownership percentage, and contracted guarantee agreement with banks on September 29, 2000. On March 29, 2002, we extended the contract to March 31, 2003. PPVJ had approximately ¥630 million in outstanding loans of which we have guaranteed approximately ¥126 million, or 20% as of March 31, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adoption of New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No.141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No.142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually.

The Companies adopted the provisions of SFAS No.142 on April 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a business combination completed after June 30, 2001 have not been amortized. The effect of adopting SFAS No.141 and SFAS No.142 for business combinations completed after June 30, 2001 was not material to the Companies' consolidated financial position and results of operations for fiscal 2001.

Also, the Companies do not expect SFAS No.142 to have a material impact on the Companies' consolidated financial position and results of operations for fiscal 2002.

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 is required to be applied starting with fiscal years beginning after December 15, 2002. The Companies do not expect this statement to have a material impact on the Companies' consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. SFAS No.144 is required to be applied starting with fiscal years beginning after December 15, 2001. The Companies do not expect this statement to have a material impact on the Companies' consolidated financial position or results of operations.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SKY Perfect Communications Inc.
(Kabushiki Kaisha SKY Perfect Communications):

We have audited the accompanying consolidated balance sheets of SKY Perfect Communications Inc. (Kabushiki Kaisha SKY Perfect Communications) (the "Company") and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 10, 2002 (June 27, 2002 as to Note 17)

Consolidated Balance Sheets

March 31, 2001 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥116,792	¥ 57,803	$ 435,592
Time deposits	934	28,385	213,903
Short-term investments	-	16,137	121,605
Accounts receivable (Notes 3 and 14):			
Trade	6,110	7,006	52,796
Other	1,628	1,769	13,331
Allowance for doubtful receivables (Note 2)	(588)	(414)	(3,120)
Broadcasting rights (Note 16)	1,524	1,816	13,685
Other current assets (Note 6)	2,077	12,430	93,670
Total current assets	128,477	124,932	941,462
Investments:			
Investments in affiliated companies (Note 3)	416	369	2,781
Other investments	100	4,666	35,162
Total investments	516	5,035	37,943
Property and equipment, net (Notes 4 and 5)	18,904	22,956	172,992
Other assets (Notes 3, 6 and 9)	4,696	1,596	12,027
Total	¥152,593	¥154,519	$1,164,424

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Lease obligations—current portion (Note 5)	¥ 3,881	¥ 3,379	$ 25,463
Accounts payable (Note 14)	2,203	5,103	38,455
Accrued expenses (Notes 3 and 14) :			
Commissions	1,974	2,805	21,138
Other	5,881	9,648	72,706
Subscription fees received	10,447	11,432	86,149
Payable under securities purchase agreements	-	5,255	39,601
Other current liabilities (Note 14)	609	659	4,966
Total current liabilities	24,995	38,281	288,478
Long-term liabilities:			
Long-term debt (Note 7)	5	5	38
Lease obligations (Note 5)	9,223	6,931	52,231
Long-term payables	714	995	7,498
Liability for severance payments (Note 9)	186	226	1,703
Other liabilities	281	392	2,954
Total long-term liabilities	10,409	8,549	64,424
Minority interests	2,761	2,589	19,510
Commitments and contingent liabilities (Notes 3 and 16)			
Shareholders' equity (Note 10):			
Common stock	139,456	139,460	1,050,942
authorized—3,200,000 shares			
issued and outstanding,			
2001—2,237,113 shares			
2002—2,237,282 shares			
Capital surplus	73,510	73,846	556,488
Accumulated deficit	(98,538)	(108,206)	(815,418)
Total shareholders' equity	114,428	105,100	792,012
Total	¥152,593	¥154,519	$1,164,424

See notes to consolidated financial statements.

Consolidated Statements of Operations
For the years ended March 31, 2000, 2001 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	**2001**	**2002**	**2002**
Revenues (Notes 3 and 14)	¥30,635	¥48,681	¥59,433	$447,875
Operating expenses:				
Cost of services (Notes 3 and 14)	19,571	25,222	32,648	246,029
Sales promotion and marketing expenses (Notes 14 and 15)	19,732	29,022	24,803	186,910
General and administrative expenses	3,892	5,150	5,413	40,791
Depreciation and amortization expenses (Notes 4 and 5)	4,998	7,412	5,793	43,655
Total operating expenses	48,193	66,806	68,657	517,385
Operating loss	17,558	18,125	9,224	69,510
Other income (expenses):				
Interest income	27	235	162	1,221
Interest expenses	(1,163)	(824)	(561)	(4,228)
Other—net (Note 13)	(38)	75	(45)	(339)
Other expenses—net	(1,174)	(514)	(444)	(3,346)
Loss before income taxes	18,732	18,639	9,668	72,856
Income taxes—current (Note 8)	25	-	-	-
Net loss	¥18,757	¥18,639	¥ 9,668	$ 72,856

	Yen			U.S. Dollars
Per share of common stock:	**2000**	**2001**	**2002**	**2002**
Net loss per share—basic and diluted	¥22,390.56	¥9,246.71	¥4,321.61	$ 32.57

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
For the years ended March 31, 2000, 2001 and 2002

	Shares of Common Stock Outstanding	Millions of Yen			
		Common Stock (Note 10)	Capital Surplus (Notes 10 and 11)	Accumulated Deficit	Total
Balance at April 1, 1999	800,000	¥ 40,000	-	¥ (60,761)	¥ (20,761)
Common stock issued	1,037,113	51,856	-	-	51,856
Stock issuance cost	-	-	-	(381)	(381)
Net loss	-	-	-	(18,757)	(18,757)
Balance at March 31, 2000	1,837,113	91,856	-	(79,899)	11,957
Common stock issued	400,000	47,600	¥74,000	-	121,600
Stock issuance cost	-	-	(727)	-	(727)
Stock-based compensation	-	-	237	-	237
Net loss	-	-	-	(18,639)	(18,639)
Balance at March 31, 2001	2,237,113	139,456	73,510	(98,538)	114,428
Exercise of warrants	169	4	4	-	8
Stock-based compensation	-	-	332	-	332
Net loss	-	-	-	(9,668)	(9,668)
Balance at March 31, 2002	2,237,282	¥139,460	¥73,846	¥ (108,206)	¥105,100

	Thousands of U.S. Dollars (Note 1)			
	Common Stock	Capital Surplus	Accumulated Deficit	Total
Balance at March 31, 2001	$1,050,912	$553,956	$ (742,562)	$862,306
Exercise of warrants	30	30	-	60
Stock-based compensation	-	2,502	-	2,502
Net loss	-	-	(72,856)	(72,856)
Balance at March 31, 2002	$1,050,942	$556,488	$ (815,418)	$792,012

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended March 31, 2000, 2001 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	**2001**	**2002**	**2002**
Operating activities:				
Net loss	¥(18,757)	¥(18,639)	¥ (9,668)	$ (72,856)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	4,998	7,412	5,793	43,655
Sales promotion (Note 14)	-	6,000	-	-
Provision for doubtful accounts	172	516	286	2,155
Loss on property and equipment—net	345	2	97	731
Other	92	215	582	4,386
Changes in assets and liabilities:				
Accounts receivable	(2,767)	(1,300)	(1,174)	(8,847)
Broadcasting rights	(557)	(967)	(285)	(2,148)
Other current assets	(30)	(1,581)	(10,443)	(78,697)
Long-term advance payment for broadcasting rights	-	(3,625)	3,625	27,317
Other assets	196	(259)	91	686
Accounts payable	185	(194)	(1,308)	(9,857)
Accrued expenses	5,197	(1,235)	5,095	38,395
Subscription fees received	3,175	3,270	985	7,423
Other current liabilities	158	129	50	377
Other liabilities	104	174	106	799
Net cash used in operating activities	(7,489)	(10,082)	(6,168)	(46,481)
Investing activities:				
Purchases of property and equipment	(1,926)	(1,601)	(4,706)	(35,463)
Proceeds from sales of property and equipment	1,174	39	127	957
Purchases of investments in affiliated companies	(847)	(25)	(2)	(15)
Investments in short-term investments	-	-	(14,000)	(105,501)
Investments in other investments	-	(5,101)	(1,424)	(10,731)
Proceeds from sale of other investments	-	5,001	12	91
Refund of time deposits	-	1,376	2,169	16,345
Payments for time deposits	(327)	(1,868)	(29,580)	(222,909)
Payments for short-term loan receivable (Note 14)	-	(6,000)	-	-
Investments in newly controlled companies, net of cash acquired (used)	-	806	(604)	(4,552)
Other	(42)	(10)	6	45
Net cash used in investing activities	(1,968)	(7,383)	(48,002)	(361,733)
Financing activities:				
Proceeds from issuance of common stock, net of stock issuance cost	51,475	120,873	8	60
Proceeds from issuance of subsidiary stock	-	2,156	-	-
Net increase (decrease) in short-term borrowings	2,750	(18,500)	-	-
Repayments of long-term debt	(50)	(11,000)	-	-
Payments of long-term payables	(660)	(716)	(956)	(7,204)
Proceeds from issuance of bonds	-	239	-	-
Repayment of bonds	-	(240)	-	-
Payments of lease obligations under capital lease	(3,397)	(3,667)	(3,912)	(29,480)
Net cash provided by (used in) financing activities	50,118	89,145	(4,860)	(36,624)
Effect of exchange rate changes on cash and cash equivalents	(1)	7	41	309
Net increase (decrease) in cash and cash equivalents	40,660	71,687	(58,989)	(444,529)
Cash and cash equivalents at beginning of year	4,445	45,105	116,792	880,121
Cash and cash equivalents at end of year	¥ 45,105	¥116,792	¥57,803	$435,592
Supplemental information:				
Cash paid during the year for:				
Interest	¥ 1,184	¥ 796	¥ 561	$ 4,228
Income taxes	35	-	-	-
Acquisition of assets by entering into capital leases	2,117	1,123	3,295	24,830

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

(1) Basis of Presentation

Basis of financial statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which SKY Perfect Communications Inc. (the "Company") is incorporated and operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2002 of ¥132.70 = U.S.$1 solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account of the Company and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan. The principal adjustments include those relating to (1) accounting for deferred charges, (2) business combinations, including elimination of goodwill, and (3) accounting for leases.

Nature of operations

The Company was founded in November 1994 (originally as DMC Planning Inc.) and started its operation in 1996. The Company provides platform service to broadcasters and subscribers in Japan as SKY PerfecTV! with regard to satellite digital multichannel broadcasting service using satellites operated by JSAT Corporation ("JSAT").

The management of the Company manages its business and measures results based on a single platform service related to satellite digital multichannel broadcasting. All of the revenues are generated in Japan.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures) are accounted for by the equity method of accounting. The excess of the cost of the investment in subsidiaries and 20% to 50% owned companies over the equity in the net assets at the date of acquisition is amortized over 5 years, with the exception of minor amounts which are charged to income in the year of acquisition.

However, the excess of the cost of the investment in subsidiaries, incurred in a business combination completed after June 30, 2001, is not being amortized in accordance with Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets." Intercompany balances and transactions are eliminated in consolidation.

Revenue recognition

The Company's platform service for customer management operations relates to the Company's service for invoicing and collecting fees, such as subscription fee and registration fee, from the subscribers on behalf of licensed broadcasters. The Company's commission revenue from this service is recorded during the period in which the monthly invoicing and collection service are performed.

The Company's service also includes transmission of programs to the satellites operated by JSAT. Revenue from such service is recognized as service is rendered.

Effective April 1, 2000, the Company has applied Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission. There was no effect from the adoption of this statement on the Company's financial position and results of operations.

Sales promotion and marketing expenses

Sales promotion and marketing expenses, including subsidies to set-top box manufacturers, commissions and incentives to set-top box retailers, and advertising costs, are charged to expense as incurred.

Segment information

The management measures the Companies' business as a single segment which provides platform service relating to satellite digital multichannel broadcasting. The Companies operate their business only in Japan and their long-lived assets are located in Japan. There were no single external customers amounting to 10% or more of the Companies' revenues for the years ended March 31, 2000, 2001 and 2002.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks including short-term time deposits, and short-term investments, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

Short-term investments and other investments

Short-term investments include non-marketable debt securities with maturities within one year and commercial paper. Other investments are investments in non-traded and unaffiliated companies, and non-marketable debt securities with maturities of one year or more. Investments in non-marketable debt securities are stated at cost.

Commercial paper is stated at amortized cost. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee.

The cost of securities sold is determined based on the moving average-cost method.

Allowance for doubtful receivables

An allowance for doubtful receivables is estimated based on the Companies' past credit loss experience and an evaluation of potential losses in receivables outstanding.

Broadcasting rights

The Company purchases rights relating to broadcasting of programs which are capitalized and amortized based on the number of showings.

Depreciation and amortization

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed principally using the straight-line method over the estimated useful lives of related assets. Property under capital leases is amortized using the straight-line method over the lease terms. Computer software is recorded at cost less accumulated amortization and is amortized on a straight-line method over the estimated useful lives.

Estimated useful lives for property, equipment and computer software are as follows:

Leasehold improvements	3	to	18	years
Machinery and equipment	4	to	6	years
Furniture, fixtures and others	3	to	20	years
Computer software	2	to	5	years

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

Long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment based on undiscounted future cash flow whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on discounted value of cash flows. There was no significant impairment loss for long-lived assets during the years ended March 31, 2000, 2001 and 2002.

Income taxes

The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

Severance indemnities plans

The Company established an unfunded severance indemnities plan covering substantially all employees, other than employees seconded from the shareholders and directors, on January 1, 2000. The costs of the severance indemnities plan are accrued based on amounts determined using actuarial methods.

Stock-based compensation

As allowed under the provisions of SFAS No.123, "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion ("APB") No.25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based compensation plans. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price and is expensed over the vesting period.

Foreign currency transactions

Foreign currency assets and liabilities are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period and diluted net loss per share assumes the dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock.

However, as the Company generated net losses in all periods

presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are not included in diluted net loss per share because such shares would be anti-dilutive. The weighted average number of shares of common stock outstanding for the years ended March 31, 2000, 2001 and 2002 were 837,719 shares, 2,015,743 shares and 2,237,127 shares, respectively.

(3) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No.141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No.142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually.

The Companies adopted the provisions of SFAS No.142 on April 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a business combination completed after June 30, 2001 have not been amortized. The effect of adopting SFAS No.141 and SFAS No.142 for business combinations completed after June 30, 2001 was not material to the Companies' consolidated financial position and results of operations for fiscal 2001.

Also, the Companies do not expect SFAS No.142 to have a material impact on the Companies' consolidated financial position and results of operations for fiscal 2002.

In June 2001, the FASB issued SFAS No.143,"Accounting for Asset Retirement Obligations." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 is required to be applied starting with fiscal years beginning after December 15, 2002. The Companies do not expect this statement to have a material impact on the Companies' consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. SFAS No.144 is required to be applied starting with fiscal years beginning after December 15, 2001. The Companies do not expect this statement to have a material impact on the Companies' consolidated financial position or results of operations.

(4) Reclassification

Certain prior period amounts have been reclassified to conform to the current presentation.

2. Allowance for Doubtful Receivables

Changes in the allowance for doubtful receivables for the years ended March 31, 2000, 2001 and 2002, were as follows:

	Millions of Yen			Thousands of U.S.Dollars
	2000	**2001**	**2002**	**2002**
Balance at beginning of year	¥ 71	¥204	¥588	$4,431
Provision for doubtful accounts	172	516	286	2,155
Increase in allowance related to purchase of subsidiaries	-	-	10	76
Charge offs	(39)	(132)	(470)	(3,542)
Balance at end of year	¥204	¥588	¥414	$3,120

3. Investments in Affiliated Companies

On February 29, 2000, the Company acquired a 20% interest in PAY PER VIEW JAPAN, INC. ("PPVJ"), a broadcaster operating under the pay per view billing system for programs purchased for viewing.

The Company had revenue transactions with PPVJ for the years ended March 31, 2001 and 2002 amounting to ¥4,348 million and ¥7,335 million ($55,275 thousand), and cost of services amounting to ¥261 million and ¥150 million ($1,130 thousand), respectively. The balances as a result of these transactions at March 31, 2001 and 2002 were ¥264 million and ¥328 million ($2,472 thousand) of accounts receivable and ¥37 million and ¥25 million ($188 thousand) of accrued expenses, respectively. The Company has provided financial guarantees of ¥126 million ($950 thousand) to certain banks relating to bank loans of PPVJ.

In addition, the Company holds a 31.65% ownership interest by investing ¥27 million ($203 thousand) in CableSkyNet Planning Corporation ("CSN") for the purpose of studying ways to commercialize a satellite digital content distribution service for cable-TV operations. At March 31, 2002, the Company has written down the investment to the net realizable value of ¥3 million ($23 thousand).

On May 13, 2002, CSN's extraordinary meeting of shareholders made a resolution to dissolve CSN. The Company does not expect this dissolution to have a material impact on the Companies' consolidated financial position or results of operations.

Summarized financial information of the affiliated companies accounted for by the equity method for the years ended March 31, 2001 and 2002 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Current assets	¥1,278	¥ 974	$ 7,340
Non-current assets	1,099	872	6,571
Total assets	¥2,377	¥1,846	$13,911
Current liabilities	¥2,097	¥1,361	$10,256
Non-current liabilities	252	114	859
Shareholders' equity	28	371	2,796
Total liabilities and shareholders' equity	¥2,377	¥1,846	$13,911
Revenues	¥5,877	¥6,609	$49,804
Net income	¥ 682	¥ 343	$ 2,585

On December 22, 1999, the Company established Data Network Center Corporation ("DNCC"), a 50% interest corporate joint venture, to perform subscriber management operations. During the year ended March 31, 2001, the Company increased its ownership interests in DNCC from 50% to 51% and included this entity in the consolidated results of operations effective October 1, 2000.

On October 17, 2001, the Company acquired an 80.25% interest in Samurai TV Inc. ("SAMURAI"), a licensed broadcaster operating FIGHTING TV SAMURAI! the special TV channel for wrestling and martial-arts, for ¥700 million in order to boost the Company's services in the field of sports media. The acquisition was accounted for under the purchase method, and the results of SAMURAI have been included in the Company's consolidated results from the date of acquisition. ¥612 million excess of cost over net assets acquired, included in other assets as goodwill, is not being amortized in accordance with SFAS No.142.

4. Property and Equipment

Property and equipment at March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Leasehold improvements	¥ 2,490	¥ 2,580	$ 19,443
Machinery and equipment	22,551	21,996	165,757
Furniture, fixtures and others	5,947	7,913	59,631
Computer software	5,040	4,504	33,941
Total	36,028	36,993	278,772
Less accumulated depreciation and amortization	17,124	14,037	105,780
Property and equipment—net	¥18,904	¥22,956	$172,992

Property and equipment include capitalized leases as described in Note 5.

5. Leases

Capital leases—The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment, which are classified as capital leases. Included in property and equipment were the following assets held under capital leases:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Machinery and equipment	¥18,861	¥17,816	$134,257
Furniture, fixtures and others	4,907	2,724	20,528
Total	23,768	20,540	154,785
Less accumulated amortization	12,043	10,711	80,716
Capital lease assets—net	¥11,725	¥ 9,829	$ 74,069

Amortization expense of capitalized assets for the years ended March 31, 2000, 2001 and 2002 were ¥3,600 million, ¥4,522 million and ¥3,792 million ($28,576 thousand), respectively.

Operating leases—The Companies lease certain office space, principally under cancelable lease agreements. Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 were ¥1,293 million, ¥934 million and ¥1,228 million ($9,254 thousand), respectively.

At March 31, 2002, future lease payments under capital leases and non-cancelable operating leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31:				
2003	¥3,745	¥ 5	$28,221	$ 38
2004	3,292	4	24,808	30
2005	2,592	3	19,533	23
2006	771	2	5,810	15
2007	541	-	4,077	-
Thereafter	131	-	987	-
Total minimum lease payments	¥11,072	¥14	$83,436	$106
Less amounts representing interest	762		5,742	
Present value of net minimum capital lease payments	10,310		77,694	
Less current portion	3,379		25,463	
Non-current	¥6,931		$52,231	

6. Other Current Assets and Other Assets

Other current assets and other assets at March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Other current assets:			
Advance payment	¥ 250	¥11,192	$84,341
Refundable consumption tax	962	594	4,476
Other	865	644	4,853
Total other current assets	¥2,077	¥12,430	$93,670
Other assets:			
Rental deposits	¥ 958	¥ 892	$ 6,722
Goodwill	-	612	4,612
Long-term advance payment for broadcasting rights	3,625	-	-
Other	113	92	693
Total other assets	¥4,696	¥ 1,596	$12,027

Advance payment at March 31, 2002 consisted mainly of advance payment for broadcasting rights relating to 2002 FIFA World Cup Korea / Japan ™, which will be charged to operations during the first quarter ending June 30, 2002.

7. Short-term Borrowings and Long-term Debt

At March 31, 2001 and 2002, there was no balance of short-term borrowings.

Long-term debt at March 31, 2001 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Unsecured bonds with detachable warrants, maturing in 2005, at a floating interest rate	¥5	¥5	$38
Total	5	5	38
Less current portion	-	-	-
Long-term debt, less current portion	¥5	¥5	$38

On July 31, 2000, the Company issued bonds of ¥245 million with 49 detachable warrants. One warrant entitles the holder to subscribe for 100 shares of common stock of the Company at ¥50,000 per share. Upon issuance of the bonds, the Company purchased all of these warrants and awarded such warrants to certain directors and employees of the Company as a part of their remuneration. On January 31, 2001, the Company redeemed the bonds for ¥240 million.

The Company has bank overdraft (borrowings) agreements with certain Japanese banks for which the unused balance at March 31, 2002 was ¥8,500 million ($64,054 thousand).

8. Income Taxes

The Companies are subject to a number of different income taxes which, in the aggregate, indicate a normal effective statutory tax rate of approximately 42% for the years, ended March 31, 2000, 2001 and 2002.

A reconciliation of the combined normal effective statutory tax rates to the effective income tax rates reflected in the accompanying statements of operations for the years ended March 31, 2000, 2001 and 2002, was as follows:

	2000	2001	2002
Combined normal effective statutory tax rate	(42.0)%	(42.0)%	(42.0)%
Increase (decrease) in taxes resulting from:			
Changes in valuation allowance, net of effects of carryforward loss expiration	42.9	43.0	40.0
Other—net	(0.8)	(1.0)	2.0
Effective income tax rate	0.1%	0.0%	0.0%

The tax effects of temporary differences and carryforwards giving rise to deferred tax assets and liabilities at March 31, 2001 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Deferred tax assets:			
Operating loss carryforward	¥37,154	¥39,819	$300,068
Accrued expenses	697	1,375	10,362
Merger adjustments	1,118	559	4,212
Deferred charges	847	224	1,688
Other	1,340	731	5,509
Total gross deferred tax assets	41,156	42,708	321,839
Less valuation allowance	41,156	42,708	321,839
Net deferred tax	-	-	-

At March 31, 2001 and 2002, the allowance for deferred tax assets has been provided for in the accompanying financial statements to reflect uncertainty associated with realization of such assets. The net change in the valuation allowance for deferred tax assets during the years ended March 31, 2000, 2001 and 2002, was an increase of ¥8,025 million, ¥7,813 million and ¥1,552 million ($11,696 thousand) included the increase in valuation allowance of ¥1,580 million ($11,907 thousand) resulting from the consolidation of SAMURAI, respectively.

The Companies have tax operating loss carryforwards which are available to reduce future taxable income amounting to ¥94,806 million ($714,439 thousand) at March 31, 2002. The loss carryforwards will expire as follows:

	Millions of Yen	Thousands of U.S. Dollars
2003	¥15,401	$116,059
2004	22,245	167,634
2005	20,693	155,938
2006	24,409	183,941
2007	12,058	90,867
Total	¥94,806	$714,439

9. Employees' Benefit Plans and Directors' Severance Indemnities

On January 1, 2000, the Company established an unfunded severance indemnities plan under which substantially all of its employees, other than employees seconded from the shareholders and directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, the length of service and other factors. Net periodic pension costs for the years ended March 31, 2000 (which pertains to the net periodic pension cost for the 3 month period ended March 31, 2000), 2001 and 2002 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Service cost—				
benefits earned during the period	¥13	¥57	¥76	$573
Interest cost on projected benefit obligation	1	3	5	38
Amortization of unrecognized				
obligation at transition	6	6	6	45
Net periodic pension costs	¥20	¥66	¥87	$656

The following table sets forth the changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets at March 31, 2001 and 2002 for the plan.

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Changes in benefit obligation:			
Benefit obligation at beginning of year	¥140	¥181	$1,364
Service cost	57	76	573
Interest cost	3	5	38
Actuarial loss (gain)	(15)	27	203
Prior service cost	(2)	-	-
Direct benefit payments	(2)	(6)	(45)
Benefit obligation at end of year	181	283	2,133
Unrecognized net obligation at transition being recognized over 20 years	(111)	(105)	(791)
Unrecognized actuarial gain (loss)	13	(14)	(106)
Unrecognized prior service cost	1	2	15
Net amount recognized	¥ 84	¥166	$1,251

Amounts recognized in the consolidated balance sheets at March 31, 2001 and 2002 consisted of:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Liability for severance payments	¥132	¥209	$1,575
Other assets	(48)	(43)	(324)
Net amount recognized	¥ 84	¥166	$1,251

Assumptions used for the years ended March 31, 2001 and 2002 in determining costs for the plan shown above were as follows:

	2001	2002
Weighted average discount rate	2.5 %	2.0 %
Average rate of increase in future compensation levels	7.0	7.3

Directors are not covered by the above plan. Certain directors who have been appointed prior to June 28, 2000 are covered by an unfunded severance indemnities plan. Benefits under the plan are based on the level of compensation, the length of service and other factors as of June 28, 2000. Liability for severance indemnities under the directors' plan at March 31, 2001 and 2002, amounting to ¥54 million and ¥17 million ($128 thousand), respectively, are stated on the vested benefit obligation basis, which is the amount required to be paid if all directors covered by the plan terminated their appointments at the balance sheet dates. Charges to operations for the years ended March 31, 2000 and 2001 with respect to the directors' plan were ¥37 million and ¥9 million, respectively. No charge to operations was made for the year ended March 31, 2002, since the plan was fixed as of June 28, 2000.

10. Shareholders' Equity

The changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2000, 2001 and 2002 were as follows:

	Number of Shares		
	2000	2001	2002
Balance, beginning of year	800,000	1,837,113	2,237,113
Issuance of common stock	1,037,113	400,000	169
Balance, end of year	1,837,113	2,237,113	2,237,282

During the year ended March 31, 2002, 169 shares of common stock were issued at ¥50,000 per share upon the exercise of warrants.

In October 2000, the Company completed an initial public offering of 400,000 common shares at an initial offering price of ¥320,000 per share in the MOTHERS market of the Tokyo Stock Exchange. The net proceeds to the Company from the initial public offering, after deducting applicable underwriting discounts and stock issuance costs, was ¥120,873 million. Stock issuance costs of ¥727 million were deducted from additional paid-in capital.

798,000 shares of common stock were issued on March 15, 2000, at ¥50,000 per share, to the Company's shareholders, and 239,113 additional shares of common stock were issued on March 31, 2000, at ¥50,000 per share (121,176 shares issued to the affiliates of Hughes Electronics Corporation ("HEC") and 115,937 shares issued to the shareholders of DirecTV Japan Management, Inc. and DirecTV Japan, Inc., which are both affiliates of HEC), in connection with the agreement with HEC to migrate the subscribers of DirecTV to the Company's service.

The aggregate net proceeds ¥51,856 million for the year ended March 31, 2000 were credited to common stock account, and the stock issuance cost amounting to ¥381 million was charged directly to accumulated deficit at the time of issuance.

The Company is subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective as from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors.

Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. The Company has an accumulated deficit in its general books of account at March 31, 2000, 2001 and 2002 and does not have any amounts available for dividends.

11. Stock-based Compensation Plan

In July 2000, the Company established stock-based compensation plan for certain directors and employees to increase their benefit in proportion to an increase of the Company's operating result and to unify interests of participants in the plan to shareholders.

The Company has a type of a stock-based compensation plan that uses an unsecured bond with detachable warrants, which is described in Note 7. Upon issuance of an unsecured bond with detachable warrants, the Company purchased all of the detachable warrants and provided these warrants to certain directors and employees of the Company. By exercising a warrant, the directors and employees can purchase common stock of the Company. One-third of the warrants vest after one year from the date of the initial public offering, and the remaining warrants vest in increments of one-third per year over a two-year period on the yearly anniversary date of the grant and all warrants expire five years from the date of grant.

In June 2001, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on August 1, and are exercisable from August 1, 2003 through July 31, 2007.

Following is a summary of option activity for the years ended March 31, 2001 and 2002.

	Outstanding Shares	Weighted Average Exercise Price	
		Yen	Dollars
Outstanding at April 1, 2000	-	-	
Granted	3,953	¥50,000	
Exercised	-	50,000	
Forfeited	101	50,000	
Outstanding at March 31, 2001	3,852	50,000	$377
Granted	1,445	111,185	838
Exercised	169	50,000	377
Forfeited	79	50,000	377
Outstanding at March 31, 2002	5,049	¥67,511	$509

The following table summarizes information about stock options outstanding at March 31, 2001 and 2002.

2001

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Average Remaining Life (years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
¥50,000	3,852	4.3	¥50,000	-	-
	3,852	4.3	50,000	-	-

2002

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Average Remaining Life (years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
¥ 50,000	3,604	3.3	¥ 50,000	1,155	¥50,000
111,185	1,445	5.3	111,185	-	-
	5,049	3.9	67,511	1,115	50,000

The Company accounts for the stock incentive plan in accordance with APB No.25 and related interpretations and complies with the disclosure requirements of SFAS No.123.

In connection with the stock option granted during the year ended March 31, 2001, the Company recognized deferred compensation which is being amortized over the vesting periods of the options. For the years ended March 31, 2001 and 2002, the Company recognized amortization expenses of ¥237 million and ¥332 million ($2,502 thousand), respectively.

In connection with the stock option granted during the year ended March 31, 2002, the Company did not recognize deferred compensation or compensation costs because the quoted market price of the Company's stock at the grant date of the award was less than exercise price of the award.

In accordance with SFAS No.123, the fair value of the stock option granted was estimated on the date of grant using the minimum value model and the fair value per share at the date of grant for the option granted at July 31, 2000 and at August 1, 2001 was ¥188,998 and ¥45,442 ($342), respectively.

The following assumption was used in determining the fair value of the option granted.

	2001	2002
Risk-free interest rate	0.65 %	0.35 %
Expected lives	3.1 years	4.5 years
Expected volatility	0 %	76 %
Expected dividend	0.00 %	0.00 %

When the Company granted the options at July 31, 2000, the Company was a nonpublic entity, therefore the Company does not consider the expected volatility of the warrants over the expected life of the option.

The Company does not expect to pay a dividend over the option period.

Had compensation cost for the stock incentive plan been determined based on fair value at the grant date consist with the method prescribed by SFAS No.123, the Companies' net loss and net loss per share for the years ended March 31, 2001 and 2002 would have been impacted as shown in the following table:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Net loss:			
As reported	¥18,639	¥9,668	$72,856
Pro forma	18,655	9,659	72,788

	Yen		U.S. Dollars
	2001	2002	2002
Net loss per share—			
basic and diluted:			
As reported	¥9,246.71	¥4,321.61	$32.57
Pro forma	9,254.65	4,317.59	32.54

12. Financial Instruments

The Companies have certain financial instruments including financial assets and liabilities and off-balance-sheet financial instruments incurred in the normal course of business. The Company has on occasion entered into foreign exchange forward contracts to hedge foreign exchange exposures on accounts payable denominated in foreign currencies. However, the Company's foreign currency transactions and foreign exchange forward contracts are limited and no derivative financial instruments were outstanding at March 31, 2001 and 2002.

(1) Concentrations of Credit Risks

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Companies' cash and cash equivalents are placed in deposits, money management funds with major Japanese banks and financial institutions, and commercial paper with major Japanese entities. The Companies' trade receivables are from a number of customers, and do not have any significant concentration.

(2) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, other current assets, accounts payable, subscription fees received and payable under security purchase agreement—
The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments—
The carrying amounts of short-term investments approximate fair values because of the short maturity of these instruments. The fair values of other investments, except for investments in non-traded and affiliated companies, were estimated by discounted future cash flows using currently available market rates. There are no quoted market prices for investments in non-traded and affiliated companies, as a result, a reasonable estimate of fair value could not be made without incurring excessive costs.

Other assets, long-term debt and long-term payables—
The fair values were estimated by discounted future cash flows using currently available market rates.

	Millions of Yen			
	2001		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	¥116,792	¥116,792	¥57,803	¥57,803
Time deposits	934	934	28,385	28,385
Short-term investments	-	-	16,137	16,137
Accounts receivable (less allowance for doubtful receivables)	7,150	7,150	8,361	8,361
Other current assets	1,263	1,263	11,850	11,850
Other investments	100	100	4,666	4,698
Other assets	4,583	4,564	892	892
Financial liabilities:				
Accounts payable	2,203	2,203	5,103	5,103
Subscription fees received	10,447	10,447	11,432	11,432
Payable under security purchase agreements	-	-	5,255	5,255
Long-term debt	5	5	5	5
Long-term payables	714	702	995	990

	Thousands of U.S. Dollars	
	2002	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$435,592	$435,592
Time deposits	213,903	213,903
Short-term investments	121,605	121,605
Accounts receivable (less allowance for doubtful receivables)	63,007	63,007
Other current assets	89,299	89,299
Other investments	35,162	35,403
Other assets	6,722	6,722
Financial liabilities:		
Accounts payable	38,455	38,455
Subscription fees received	86,149	86,149
Payable under security purchase agreements	39,601	39,601
Long-term debt	38	38
Long-term payables	7,498	7,460

13. Other Income (Expenses)

Other—net as shown in other income (expenses) in the consolidated statements of operations for the years ended March 31, 2000, 2001 and 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Foreign currency transaction gains (losses)—net	¥41	¥39	¥(100)	$(753)
Minority interests in consolidated subsidiaries	-	161	193	1,454
Equity in net loss of affiliated companies	(9)	(119)	(49)	(369)
Other—net	(70)	(6)	(89)	(671)
Total	¥(38)	¥75	¥ (45)	$(339)

14. Related Party Transactions

At March 31, 2002, 8.134% of the Company's shares were held by Sony Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The Company has transactions with Sony Corporation and its subsidiaries for the procurement of properties and supplies, and performance of certain services. Such transactions for the years ended March 31, 2000, 2001 and 2002, respectively, consisted of purchase of broadcasting equipment amounting to ¥319 million, ¥904 million and ¥4,390 million

($33,082 thousand), purchase of promotional supplies and electronic parts amounting to ¥2,106 million, ¥2,074 million and ¥555 million ($4,182 thousand), and payment of expenses, principally sales promotion and marketing expenses, amounting to ¥1,602 million, ¥2,533 million and ¥3,170 million ($23,888 thousand). The balances with Sony Corporation and its subsidiaries at March 31, 2001 and 2002, as a result of these transactions, consisted of accounts payable of ¥808 million and ¥3,156 million ($23,783 thousand), and accrued expenses of ¥295 million and ¥390 million ($2,939 thousand), respectively.

The Company provides the platform service and sublicense for Fuji Television Network, Inc., terrestrial broadcaster, (an 8.134% shareholder of the Company at March 31, 2002). Revenues for the years ended March 31, 2000, 2001 and 2002 were ¥879 million, ¥1,529 million and ¥2,526 million ($19,035 thousand), respectively. The balances at March 31, 2001 and 2002 as a result of these transactions, were accounts receivable of ¥15 million and ¥332 million ($2,502 thousand), respectively.

The Company has entered into service agreements with JSAT (a 7.007% shareholder of the Company at March 31, 2002) related to uplink operations. Revenues under these agreements were ¥1,682 million, ¥2,096 million and ¥2,152 million ($16,217 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively. The balances as a result of these transactions at March 31, 2001 and 2002 were accounts receivable of ¥200 million and ¥200 million ($1,507 thousand), and other current liabilities of ¥55 million and ¥62 million ($467 thousand), respectively.

JSAT also provides satellite broadcasting services to the Company. Costs of services included ¥2,280 million, ¥3,113 million and ¥3,608 million ($27,189 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively, related to these services. The balances as a result of these transactions at March 31, 2001 and 2002 were accrued expenses of ¥591 million and ¥654 million ($4,928 thousand), respectively.

The Company had transactions with Hughes Electronics Japan Co., Ltd. (former Hughes Japan One, Ltd., a 5.416% shareholder of the Company at March 31, 2002) and DirecTV Japan Inc., an affiliate of HEC, which is a parent company of Hughes Electronics Japan Co., Ltd. in connection with the migration of DirecTV Japan's subscribers. The Company had made a loan of ¥6,000 million to DirecTV Japan Inc. on April 3, 2000, to which the commission payments were applied against the loan receivable balance. For the year ended March 31, 2001, the Company made commission payments amounting to ¥9,645 million to Hughes Electronics Japan Co., Ltd. for former DirecTV Japan's subscribers that migrated to the Company's services. The Company had no transaction with these companies for the year ended March 31, 2002.

15. Advertising Costs

Advertising costs included in sales promotion and marketing expenses were ¥4,576 million, ¥5,031 million and ¥5,969 million ($44,981 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

16. Commitments and Contingent Liabilities

At March 31, 2002, the Companies had no material contingent liabilities including litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Companies' financial position or results of operations.

The Company enters into contracts to purchase broadcasting rights of certain programs which are capitalized and amortized based on the number of showings. Commitments for future payments on these contracts, some of which are subject to reductions depending on certain conditions, at March 31, 2002 amounted to ¥15,006 million ($113,082 thousand) in the aggregate. These commitments are due at various dates through 2006.

In December 1996, the Company entered into a 20-year consulting agreement relating to the purchase of broadcasting rights. The agreement requires the Company to pay monthly fees through December 2016 which, at March 31, 2002, amounted to ¥4,949 million ($37,295 thousand) in the aggregate.

17. Subsequent Events

Stock-based compensation plan

On June 27, 2002, shareholders of the Company approved a stock option plan that provides for the granting of stock options to certain directors and employees. Under the plan, the Company is authorized to grant options for not more than 2,400 common shares at an exercise price, which is determined to be the higher of the average of the daily closing prices of the Company's common stock on the Tokyo Stock Exchange one month prior to the date of the grant multiplied by 1.05, or the closing price on the date of the option grant, subject to adjustment in certain circumstances at any time on or after the date of the option grant. The options are exercisable within 10 years from the vesting date, the period will be decided at a meeting of the Board of Directors.

Corporate Data and Investor Information
As of March 31, 2002

Corporate name:	SKY Perfect Communications Inc.
Main service name:	***SKY PerfecTV!***
Head office address:	Shibuya Cross Tower 15-1 Shibuya 2-chome Shibuya-ku, Tokyo 150-8326
Telephone:	+81-3-5468-7800
Fax:	+81-3-5468-7925
URL:	http://www.skyperfectv.co.jp
Date established:	November 10, 1994
Merger date with JSkyB:	May 1, 1998
Number of employees:	275 (Consolidated basis)
Common stock: authorized	3,200,000
issued	2,237,282
Number of shareholders:	47,606
Stock exchange listing:	Tokyo Stock Exchange, "MOTHERS" (Code No. 4795)
Transfer agent of common stock:	Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice:	The Nihon Keizai Shimbun

Major shareholders

Itochu Corporation	8.134%
Sony Broadcast Media Co., Ltd.	8.134%
Newscorp Japan Holdings B.V.	8.134%
Fuji Television Network, Inc.	8.134%
JSAT Corporation	7.007%
Hughes Electronics Japan Co., Ltd.	5.416%
Nippon Television Network Corporation	5.050%
Mitsui & Co., Ltd.	4.886%
Tokyo Broadcasting System, Inc.	3.575%
State Street Bank and Trust Company	3.201%
Matsushita Electric Industrial Co., Ltd.	3.121%
Sumitomo Corporation	3.098%

As of March 31, 2002, foreign ownership ratio is 19.253%. We are subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, our broadcast license will be revoked if 20 %. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 %. threshold being exceeded. If, and as long as, 15 %. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

Market Price per Common Share

Fiscal Year	2000		2001				2002	
Quarter	Third	Fourth	First	Second	Third	Fourth	APR	MAY
High	298,000	207,000	154,000	127,000	139,000	133,000	130,000	124,000
Low	104,000	120,000	119,000	85,000	105,000	110,000	115,000	112,000

SKY Perfect Communications Inc.

Head Office Address:
2-15-1 Shibuya, Shibuya-ku Tokyo 150-8326 Japan

Telephone Number: +81-3-5468-7800
Fax Number: +81-3-5468-7925
Homepage URL: http://www.skyperfectv.co.jp

Printed in Japan